Exhibit 2.2

Private and confidential

British Nuclear Fuels plc

and

Energy Solutions EU Limited

and

Energy Solutions LLC

AGREEMENT

for the sale and purchase of the

whole of the issued share capital of Reactor Sites

Management Company Limited

6 June 2007

Private and confidential

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EXHIBITS REFERRED TO IN THIS AGREEMENT

Description	Clause/Schedule
EXHIBIT 1	INFORMATION ON TARGET COMPANIES
Part A:	DETAILS OF THE COMPANY
Part B:	DETAILS OF THE SUBSIDIARIES OF THE COMPANY
EXHIBIT 2	LIST OF KEY MANAGERS
EXHIBIT 3	MANAGEMENT INCENTIVE PAYMENTS

AGREED FORM DOCUMENTS REFERRED TO IN THIS AGREEMENT

Description	Clause/Schedule
DATA ROOM INDEX
IRREVOCABLE POWER OF ATTORNEY FROM SELLER IN FAVOUR OF PURCHASER

Private and confidential

AGREEMENT

dated 6 June 2007

PARTIES:

1.	British Nuclear Fuels plc, a company incorporated under the laws of England and Wales (Company No. 05027024) whose registered office is at 1100 Daresbury Park, Daresbury, Warrington, Cheshire WA4 4GB (the Seller);

2.	EnergySolutions EU Limited, a company incorporated under the laws of England and Wales (Company No. 05613520) whose registered office is at Juxon House, 100 St Paul’s Churchyard, London EC4M 8BU (the Purchaser); and

3.	EnergySolutions LLC, a limited liability company organised under the laws of Utah whose place of business is at 422 West 300 South, Suite 200, Salt Lake City, Utah 84101 (the Guarantor);

(together the parties).

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 7.

BACKGROUND:

(a)	The Company is a private company limited by shares. Further information relating to the Company and the Subsidiaries (which together form the Target Companies) is set out in Exhibit 1.

(b)	The Seller is the beneficial owner of, or is otherwise able to procure the transfer of, the Shares.

(c)	The Seller has agreed to sell or procure the sale of and the Purchaser has agreed to purchase the Shares upon the terms and conditions set out in this Agreement.

IT IS AGREED:

1. SALE AND PURCHASE

The Seller shall sell, and the Purchaser shall purchase, the Shares with effect from Closing with full title guarantee and all rights then attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the Shares after Closing. The Shares shall be sold free from all Encumbrances and with all rights of any nature attaching to them at Closing including the right to receive all dividends and distributions declared paid or made in respect of them on or after Closing. The sale and purchase of the Shares shall be on the terms set out in this Agreement.

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2. PRICE

2.1 The price for the Shares (the Price) shall be £72,000,000 plus the outstanding management charge of £19,032,000.

2.2 The Price shall be payable in accordance with Schedule 5.

2.3 Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation shall, so far as possible, adjust the Price.

3. CONDITION TO CLOSING

3.1 Closing shall be conditional on the Seller Group obtaining the prior written consent of the NDA to the proposed change in control pursuant to clause 4.2 of the Parent Company Agreements (the Condition).

3.2 The parties shall use all reasonable efforts (but without external cost to the Purchaser, other than reasonable fees and expenses) to ensure that the Condition is fulfilled as soon as reasonably practicable after the date of this Agreement.

3.3 The Condition may only be waived by the written agreement of the Seller and the Purchaser.

3.4 The Seller and the Purchaser shall each notify the other promptly upon becoming aware that the Condition has been fulfilled. The first Business Day in London on or by which the Condition has been fulfilled (or waived in accordance with clause 3.3) shall be the Unconditional Date.

3.5 If the Unconditional Date has not occurred on or before 60 days from signing, this Agreement shall automatically terminate (other than the Surviving Provisions). In such event, neither party (nor any of its Affiliates) shall have any claim under this Agreement of any nature whatsoever against the other party (or any of its Affiliates) except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions.

4. PRE-CLOSING SELLER UNDERTAKINGS

4.1 From the date of this Agreement until Closing, the Seller shall ensure that the business of each Target Company is carried on in all material respects only in the ordinary course and shall comply with the obligations set out in Schedule 4.

4.2 The Seller shall, subject to the Purchaser complying at all times with its obligations pursuant to clause 16, and shall procure that the officers and employees of and the professional advisers to the Target Companies shall, between the date of this Agreement and Closing, at the request of the Purchaser and subject to being given reasonable prior written notice give the Purchaser and any person authorised by it such access as is in the Seller’s opinion reasonable to the statutory books, board minutes, monthly management accounts and tax records of the Target Companies at reasonable times during business hours.

5. CLOSING

5.1 Closing shall take place at the London offices of the Seller’s Solicitors on the seventh Business Day after the Unconditional Date (the Closing Date).

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5.2 At Closing each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 5.

6. SELLER WARRANTIES

6.1 The Seller warrants to the Purchaser as at the date of this Agreement in the terms of the Warranties. The Warranties are given subject to the limitations set out in Schedule 2 and the limitations set out in the Tax Covenant insofar as they are expressed to apply to the Tax Warranties. The Seller acknowledges that the Purchaser has entered into the Agreement on the basis of the Warranties and in reliance on them and liability under the Warranties shall not be in any way modified or discharged at Closing.

6.2 None of the limitations in Schedule 2 or the Tax Covenant shall apply to any Claim which arises (or to the extent that it is increased) as a consequence of fraud or fraudulent misrepresentation by any director or officer of any member of the Seller Group.

7. PURCHASER WARRANTIES

The Purchaser warrants to the Seller as at the date of this Agreement in the terms of the warranties set out in Schedule 3.

8. CONDUCT OF PURCHASER CLAIMS

8.1 If the Purchaser becomes aware of any claim or potential claim by a third party (a Third Party Claim), or of any other matter or circumstance, which could reasonably be expected to result in a Non-Tax Claim being made, the Purchaser shall:

(a)	promptly (and in any event within 10 Business Days of becoming aware of it) give notice of the Third Party Claim or other matter or circumstance to the Seller and ensure that the Seller and its representatives are given all reasonable information and facilities to investigate it;

(b)	not (and ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without prior written approval of the Seller;

(c)	(subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of that Third Party Claim) ensure that it and each member of the Purchaser Group shall:

(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

(ii)	allow the Seller (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim; and

(iii)	provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim.

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8.2 The parties agree that, notwithstanding clause 26, in the event that a Third Party Claim is covered in whole or in part by the provisions of the OCMA, the parties will, in handling the claim, comply with the provisions of the OCMA. In addition, the Purchaser will ensure that the Target Companies comply with the provisions of the OCMA.

9. RETIREMENT BENEFITS

9.1 Subject to Relevant Pensions Law, on and from Closing:

(a)	the Company will cease to participate in the CPS and the Purchaser undertakes to the Seller that it will, with effect from Closing, procure that the Company either:

(i)	offers to transfer the membership of the relevant Employees and allow the option to transfer accruals for past service in the CPS into the Company’s section of the GPS without loss of benefits; or

(ii)	offers to transfer the membership of the relevant Employees and allows the option to transfer their accrual for past service in the CPS without loss of benefit to a registered pension scheme (as defined in the Finance Act 2004), which provides future benefits for those transferred Employees that are no less favourable overall, as certified by GAD;

(b)	the Company will, at the Purchaser’s option, either:

(i)	continue to participate in the Company’s section of the GPS and allow current members to continue to accrue benefits on the existing basis; or

(ii)	offer to transfer the membership of the relevant Employees of the Company to a new registered pension scheme (as defined in the Finance Act 2004) and allow the option to transfer their accruals for past service without loss of benefits and which provides future benefits to those transferred Employees that are no less favourable overall as certified by GAD; and

(c)	the Company may continue to participate in its section of the Magnox Electric Group for those of its employees who are currently members (both Protected Persons and non-Protected Persons) and allow current members to continue to accrue benefits on the existing basis or, for non Protected Persons, the Purchaser may procure the transfer of the Employees of the Company to a new registered pension scheme (as defined in the Finance Act 2004) and allow the option to transfer their accruals for past service without loss of benefits and which provides future benefits that are no less favourable overall, as certified by GAD.

9.2 The Purchaser undertakes to the Seller from time to time to pay to the Seller a sum equal to the full amount of any liability which the Seller or any of its Affiliates, may sustain, incur or pay in respect of:

(a)	a contribution notice issued by the Pensions Regulator pursuant to section 38 of the Pensions Act 2004 in connection with entry into this Agreement; or

(b)	a financial support direction issued by the Pensions Regulator pursuant to section 43 of the Pensions Act 2004 due to the Company being insufficiently resourced (as defined in section 43(2)(b) of that Act) at any time during the 12 months following Closing, which requires the Seller or any Affiliate of the Seller to contribute to a Seller Employee Benefit Plan.

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9.3 The Seller will make a lump sum payment into the GPS by 30 June 2007 or within 30 days of Closing to the extent of any deficit in the Company’s section of the GPS on an actuarial basis which is to be agreed between the GPS actuary and the Seller’s actuary.

9.4 To the extent that there is a funding shortfall as a result of the transfer of a member’s accrued benefit from the CPS pursuant to clause 9.1(a) above, the Seller will fund such a shortfall on actuarial assumptions which are broadly comparable to those adopted within the Company’s section of the Magnox Group of the ESPS.

9.5 The Seller will make a lump sum payment into the Company’s section of the Magnox Group of the ESPS within 30 days of Closing to the extent of any funding deficit in that section as at Closing. The funding deficit (if any) will be determined in accordance with the basis and assumptions set out in the Magnox Electric Group of the ESPS - Reactor Sites Management Company Limited Section Statement of Funding Principles dated 30 March 2007 agreed between the Trustees of the ESPS and the Company.

10. NO LEAKAGE UNDERTAKINGS

10.1 The Seller undertakes to the Purchaser that from the Last Accounts Date to Closing no Leakage by any Target Company has occurred or agreed to be paid or made.

10.2 Subject to clause 10.3 below, the Seller undertakes to reimburse the Purchaser or the relevant Target Company, as the Purchaser may direct, on a £ for £ basis in respect of any breach of any of the No Leakage Undertakings.

10.3 The liability of the Seller pursuant to this clause 10 shall terminate on the date falling 2 months after Closing unless prior to that date the Purchaser has notified the Seller of a breach by it of the No Leakage Undertakings.

11. TAXATION

The provisions of Schedule 6 shall apply in relation to taxation.

12. INSURANCE

12.1 From the date of this Agreement until (and including) the Closing Date, the relevant members of the Seller Group and the Target Companies shall use their reasonable endeavours to continue in force all policies of insurance maintained by them at the date of this Agreement in respect of the Target Companies.

12.2 Upon Closing, all insurance cover arranged in relation to the Target Companies by the Seller Group (whether under policies maintained with third party insurers or other members of the Seller Group) shall cease and no member of the Purchaser Group shall make any claim under any such policies. The Seller shall be entitled to make arrangements with its insurers to reflect this clause.

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13. CHANGES OF NAME

The Purchaser shall procure that as soon as reasonably practicable after the Closing Date and in any event within 6 months afterwards, the Target Companies shall cease to use or display any trade or service name or mark, business name, logo or domain name used or held by any member of the Seller Group or any mark, name or logo which, in the reasonable opinion of the Seller, is substantially or confusingly similar to any of them.

14. PAYMENTS

14.1 Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made in sterling to the Seller’s Bank Account.

14.2 Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) shall be made in sterling to the Purchaser’s Bank Account. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.

14.3 Payments under clause 14.1 and 14.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

14.4 If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

15. ANNOUNCEMENTS

15.1 Neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any announcement or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).

15.2 The restriction in clause 15.1 shall not apply to the extent that the announcement or circular is required by law, or, in the reasonable opinion of either party, by the rules and regulations of any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the party making the announcement or issuing the circular shall use its reasonable efforts to consult with the other party in advance as to its form, content and timing.

15.3 Nothing in clause 15.2 shall restrict the Purchaser or any member of the Purchaser Group from informing subcontractors and shareholders of an indirect parent of the Purchaser (and/or any fund managed or advised by them or any investor in any such fund or prospective investor in any such fund) of the fact of (but not any term of) the acquisition of the Target Companies by the Purchaser after Closing and provided that the contents of any script or written notice informing subcontractors of the acquisition of the Target is in the Agreed Form.

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16. CONFIDENTIALITY

16.1 For the purposes of this clause 16:

(a)	Confidential Information means:

(i)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group, its Connected Persons or, prior to Closing, any of the Target Companies; or

(ii)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group, its Connected Persons or, following Closing, any of the Target Companies; and

(iii)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents and includes written information and information transferred or obtained orally, visually, electronically or by any other means;

(b)	Connected Persons means, in relation to each party, its Affiliates, and its and their respective officers, directors, employees, agents, advisors, consultants and representatives; and

(c)	Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of its respective Affiliates.

16.2 Each of the Seller and the Purchaser shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except (i) as this clause 16 permits or (ii) as the other party approves in writing.

16.3 Clause 16.2 shall not prevent disclosure by a party or its Representatives to the extent it can demonstrate that:

(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any tax authority) having applicable jurisdiction (provided that, subject to clause 16.4 (b) below, the disclosing party shall first inform the other party of its intention to disclose such information and take into account the reasonable comments of the other party) or is made by the Seller to any of its shareholders or any Governmental Entity;

(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;

(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives);

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document);

(e)	the disclosure is made by the Purchaser or its shareholder after Closing to any potential provider of debt or other financial facilities to the Purchaser Group; provided that such persons are bound by written confidentiality undertakings no less stringent than those set out in this Agreement. The Purchaser hereby undertakes to the Seller (for itself and as trustee for each Target Company) to enforce such undertakings; or

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(f)	the disclosure is made by the shareholders of an indirect parent of the Purchaser to any fund managed or advised by them or any investor in any such fund or any prospective investor in any such fund.

16.4 This clause 16 is subject to the provisions of the Freedom of Information Act 2000 (FOIA), as amended, and the Environmental Information Regulations 2004 (EIR), as amended. In particular:-

(a)	the Seller shall be responsible for determining at its absolute discretion whether any information provided to or held by the Seller is exempt from disclosure in accordance with the FOIA or EIR, or is to be disclosed in response to a request for information made under the FOIA or EIR; and

(b)	the Purchaser acknowledges that the Seller may disclose information in accordance with the FOIA or EIR.

16.5 Each of the Seller and the Purchaser undertakes that it (and its Affiliates) shall only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information.

16.6 If this Agreement terminates, the Purchaser shall as soon as practicable on request by the Seller:

(a)	return to the Seller all written documents and other materials relating to the Seller, any Target Company or this Agreement (including any Confidential Information) which the Seller (or its Representatives) have provided to the Purchaser (or its Representatives) without keeping any copies thereof;

(b)	destroy all information or other documents derived from such Confidential Information; and

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other device.

17. NO RIGHTS OF RESCISSION OR TERMINATION

The Purchaser shall not be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.

18. ASSIGNMENT

18.1 Except as provided in this clause 18 or unless the Seller and the Purchaser specifically agree in writing (such agreement not to be unreasonably withheld or delayed), no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 18 shall be void.

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18.2 The Seller shall be entitled to assign or transfer all or any of its rights under this Agreement to the Department for Trade and Industry (or any successor Governmental Entity), without the consent of the Purchaser.

18.3

(a) The Purchaser shall be entitled to grant security over or assign by way of security, all or any of its rights under any of the Transaction Documents (the Rights) for the purposes of or in connection with the putting in place of bank finance at Closing or any refinancing thereof after (in any case) Closing (whether in whole or in part) raised by the Purchaser in relation to:

(i)	the acquisition contemplated by this Agreement; and/or

(ii)	the working capital requirements of the Purchaser Group,

or to the liquidator or administrator, or any receiver or other person or entity entitled to enforce any of such security who may enter into any other assignment or transfers of any of the rights upon the enforcement of such security, save where any such grant of security or assignment by way of security would constitute a breach of the provisions of the M&O Contracts or the Parent Company Agreements.

(b)	In the event of an assignment in accordance with clause 18.4(a) each of the Purchaser and the Seller hereby agrees:

(i)	notwithstanding any such assignment, the Seller may, unless it receives written notice of enforcement of the relevant security interest, deal with the Purchaser in connection with all matters raising under this Agreement; and

(ii)	the liability of the Seller arising out of or in connection with this Agreement or any Transaction Document howsoever shall be no greater than would have been had the assignment not occurred.

19. FURTHER ASSURANCES

19.1 Each of the Seller and the Purchaser shall, for a period of 6 months from the Closing Date, execute (or procure the execution of) such further documents as may be required by law or be necessary to implement and give effect to the sale and purchase of the Shares pursuant to this Agreement.

19.2 Each of the Seller and the Purchaser shall procure that its Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.

20. SELLER COVENANTS

20.1 The Seller undertakes to the Purchaser that it will not, directly or indirectly, at any time during the period of 12 calendar months from the Closing Date, solicit or entice away, or endeavour to solicit or entice away, from the Company any person who was at the Closing Date an employee of the Company in a managerial, supervisory or technical capacity, whether or not such person would commit a breach of his employment contract by reason of leaving service, save that nothing in this clause shall prevent the Seller from advertising any position of employment nor from recruiting any such person in response to such advertisement or from negotiating with or employing persons who themselves initiate any contact with the Seller.

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20.2 The Seller undertakes to the Purchaser that it will not, directly or indirectly, at any time during the period of 12 calendar months from the Closing Date;

(a)	participate in a competitive tender process for any contract for the Northern Sites or the Southern Sites; and

(b)	take any action with the intention of supporting or providing information to any of the Seller’s subsidiaries (excluding British Nuclear Group Sellafield Limited (nor any of its subsidiaries), so as to assist, promote or encourage such subsidiaries to compete with the business of the Target Companies as conducted on the date of this Agreement, including, for the avoidance of doubt, any participation by such subsidiaries in the competitive tender process for any contract for the Northern Sites and Southern Sites.

20.3 The Seller considers the restrictions contained in clauses 20.1 and 20.2 to be fair and reasonable restrictions having regard to the acquisition by the Purchaser of the Shares. The parties agree that if any restriction shall be found to be void but would be valid if some part were deleted or the area of operation or the period of application were reduced, that restriction shall apply with such modifications as may be necessary to make the restriction valid and effective.

21. MANAGEMENT INCENTIVE PAYMENTS

21.1 The Seller undertakes to pay, 90 days following Closing (or the previous Business Day, if such day is not a Business Day), to the Company an amount equal to the Management Incentive Payment Amount.

21.2 The Purchaser undertakes to procure the payment to the employees listed in column A of Exhibit 3 of the corresponding amount listed in column B of Exhibit 3 promptly on receipt of the Management Incentive Payment Amount and procure that the Company:

(a)	withholds from the payments to employees referred to in this clause 21.2 and pays to HM Revenue & Customs within the statutory time period for payment all income tax and employee’s national insurance contributions in respect of such payments; and

(b)	pays to HM Revenue & Customs within the statutory time period for payment the Management Incentive Employer’s National Insurance Contributions.

22. GUARANTEE FOR PURCHASER’S OBLIGATIONS

22.1 In consideration of the Seller entering into this Agreement, the Guarantor unconditionally and irrevocably guarantees to the Seller and to each of the its Affiliates as a continuing obligation that the Purchaser will comply properly and punctually with its obligations under this Agreement.

22.2 The Guarantor’s liability under clause 22.1 shall not be discharged or impaired by:

(a)	any amendment, variation or assignment of this Agreement or any Transaction Document or any waiver of its or their terms;

(b)	any release of, or granting of time or other indulgence to, the Purchaser or any third party;

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(c)	any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting the Purchaser (or any act taken by the Seller in relation to any such event); or

(d)	any other act, event, neglect or omission (whether or not known to the Purchaser, the Seller or the Guarantor) which would or might (but for this clause) operate to impair or discharge the Guarantor’s liability or afford the Guarantor or the Purchaser any legal or equitable defence.

23. OLDBURY FIRE INDEMNITY AND RESTRUCTURING INDEMNITY

23.1 Oldbury Fire Indemnity

Subject to Clause 23.4 (Limit on Oldbury Fire Indemnity), and Clause 23.6 below (No Double Recovery) the Seller hereby indemnifies the Target Company against all liabilities, losses, costs and expenses, arising solely in connection with the Oldbury Fire, to the extent (i) they are not an Allowable Cost under the terms of the Current M&O Contracts or the M&O Contracts and (ii) they arise directly or indirectly as a result of:

(a)	the negligent action or inaction or wilful default, occurring prior to Closing, of the Nominated Staff (as defined in the Current M&O Contracts);

(b)	any claim that any employee of the SLC or ESTL or any employee of any Subsidiary or secondee to the SLC or ESTL or secondee to any Subsidiary may have against the SLC, ESTL or the Subsidiary (as the case may be) where such claim relates directly or indirectly to any breach or infringement of any employment related code of practice, law, regulation, rule or statute, occurring prior to Closing;

(c)	the action or inaction or wilful default of the SLC, ESTL or any Subsidiary or the Target Company, occurring prior to Closing, which results in any insurance taken out by the SLC, ESTL, any Subsidiary or the NDA being void;

(d)	the negligent action or inaction or wilful default, prior to Closing, of the SLC, ESTL, any Subsidiary or of the Target Company;

(e)	the SLC’s or ESTL’s (as applicable) breach of Clause 4.3 of the Current M&O Contract (No activities outside current Contract Year of NTWP) and/or any Subsidiary’s breach of the equivalent provision in the sub-contract between the relevant Subsidiary and the SLC or ESTL (as applicable); or

(f)	any breach of the SLC’s obligations under Clause 11.1 (Right to Occupy Site) of the Current M&O Contract and/or ESTL’s breach of the equivalent provision in any sub-licence between ESTL and the SLC and/or any Subsidiary’s breach of the equivalent provision in the sub-contract between the relevant Subsidiary and the SLC.

such actions or inactions or wilful default occurring in or claims relating to the period up to Closing.

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23.2	Restructuring Indemnity

Subject to Clause 23.5 (Limit on Restructuring Indemnity), and Clause 23.6 below (No Double Recovery), the Seller shall pay to the Purchaser an amount equal to:

(a)	any liability for Tax of the Purchaser or a Target Company arising as a result of the Restructuring (including, for the avoidance of doubt, the use or set off of any relief (i) arising to any Target Company in respect of an event occurring or period after Closing, (ii) included in the Last Accounts as an asset, or (iii) arising to any member of the Purchaser’s Group (other than any Target Company), in circumstances where, but for such use or set off the Purchaser or Target Company would have had an actual tax liability in respect of which the Purchaser would have been able to make a claim against the Seller under this clause 23.2); and

(b)	any costs or expenses incurred by the Purchaser or a Target Company in connection with any liability referred to in this clause 23.2 or in taking an action pursuant to this clause 23.2.

23.3 The Seller hereby agrees that within ten (10) days of receipt of a demand from a Target Company (in the case of a claim under Clause 23.1 (Oldbury Fire Indemnity)) or the Purchaser (in the case of a claim under Clause 23.2 (Restructuring Indemnity)) setting out the amount claimed by the Target Company or Purchaser (as the case may be) and the basis of such claim pursuant to Clause 23.1 (Oldbury Fire Indemnity) or Clause 23.2 (Restructuring Indemnity) or, if later, within ten (10) days of resolution of any dispute directly relating to such demand (if the determination arising from the resolution of such dispute is that such amount or, as applicable, any other amount, is payable), the Seller will pay an amount equal to such demand (or the other amount determined in the resolution of such dispute in relation to the amount demanded, if relevant) to the Purchaser or Target Company (as the case may be).

23.4 Limits on Oldbury Fire Indemnity

(a)	The Seller’s total liability under the indemnity given under Clause 23.1 will not exceed £200,000.

(b)	The indemnity at Clause 23.1 (Oldbury Fire Indemnity) is expressly excluded from and will not be subject to the provisions of Schedule 2 to this Agreement.

(c)	The indemnity given under Clause 23.1 (Oldbury Fire Indemnity) shall remain in force for the period until one calendar year after Closing.

23.5	Limit on Restructuring Indemnity

(a)	The Seller’s total liability under the indemnity given under Clause 23.2 will not exceed 10% of the Price.

(b)	The indemnity at Clause 23.2 (Restructuring Indemnity) is expressly excluded from and will not be subject to the provisions of paragraphs 1, 2, 3, 4, 5, 6, 7, 8, 9, 13, 15, 16 or 18 of Schedule 2 to this Agreement.

(c)	The indemnity given under Clause 23.2 (Restructuring Indemnity) shall remain in force for the period until three calendar years after Closing.

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23.6 No Double Recovery

To the extent that the liabilities, losses, costs and expenses outlined in Clause 23.1 (Oldbury Fire Indemnity) or Clause 23.2 (Restructuring Indemnity) above are recoverable by the Purchaser from the NDA, other than as an Allowable Cost, or recoverable from any other party, other than the Seller, the Seller shall not be liable to the Purchaser under the indemnity at Clause 23.1 or Clause 23.2.

23.7 All sums payable by the Seller under Clause 23.2 shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law, the sum due from the Seller shall be increased by such amount as to ensure that the Purchaser or a Target Company (as the case may be) receives such sum as, after such deduction or withholding has been made, leaves the Purchaser or Target Company with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

23.8 If any tax authority charges to Tax any sum paid to the Purchaser or a Target Company under Clause 23.2, the sum so payable shall be increased by such amount as will ensure that, after payment of the Tax so charged, the Purchaser or Target Company (as the case may be) receives and retains a sum equal to the amount that would otherwise be payable under Clause 23.2.

24. COSTS

24.1 Subject to clause 24.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for its own costs, charges and other expenses (including those of its Affiliates) incurred in connection with the Proposed Transaction.

24.2 The Purchaser or its Affiliates shall bear all stamp duty, notarisation fees or other documentary transfer or transaction duties, and all stamp duty reserve tax, stamp duty land tax and any other transfer taxes including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents.

25. NOTICES

25.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

25.2 The addresses and fax numbers of the parties for the purpose of clause 25.1 are:

Seller	Address:	Fax:
For the attention of: Alvin Shuttleworth, Company Secretary and Group Legal Director	British Nuclear Fuels plc, 1100 Daresbury Park, Daresbury, Warrington, Cheshire WA4 4GB	01925 654 539

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Purchaser	Address:	Fax:
For the attention of: Val Christensen	EnergySolutions LLC 422 West 300 South, Suite 200, Salt Lake City, Utah 84101	001 801 413 5676

26. CONFLICT WITH OTHER AGREEMENTS

If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Seller Group and any members of the Purchaser Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

27. WHOLE AGREEMENT

This Agreement and the other Transaction Documents together set out the whole agreement between the parties in respect of the sale and purchase of the Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction, including the Confidentiality Agreement. It is agreed that:

(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other party (or any of its Connected Persons) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;

(b)	any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(c)	the only right or remedy of a party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and

(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to the other party (or its respective Connected Persons) in relation to the Proposed Transaction provided that this clause shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation. Each party agrees to the terms of this clause 27 on its own behalf and as agent for each of its Connected Persons. For the purpose of this clause, Connected Persons means (in relation to a party) the officers, employees, agents and advisers of that party or any of its Affiliates.

28. WAIVERS, RIGHTS AND REMEDIES

Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

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29. COUNTERPARTS

This Agreement may be executed in any number of separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument.

30. VARIATIONS

No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

31. INVALIDITY

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

32. THIRD PARTY ENFORCEMENT RIGHTS

32.1 The Connected Persons specified in clause 27 shall have the right to enforce the relevant terms of that clause by reason of the Contracts (Rights of Third Parties) Act 1999. This right is subject to (i) the rights of the parties to amend or vary this Agreement without the consent of any Connected Person and (ii) the other terms and conditions of this Agreement.

32.2 Except as provided in clause 32.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

33. GOVERNING LAW AND JURISDICTION

33.1 This Agreement shall be governed by, and interpreted in accordance with, English law.

33.2 Except as expressly provided otherwise in this Agreement, the courts of England are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts, waives any objections to the jurisdiction of those courts and irrevocably agrees that a judgment or order of the English courts in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

33.3 The Guarantor shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be the Purchaser of the address set out at the head of this Agreement and any claim form, judgment or other notice of legal process shall be sufficiently served on the Guarantor if delivered to such agent at its address for the time being. The

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Guarantor irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Seller requests the Guarantor to do so it shall promptly appoint another such agent with an address in England and advise the Seller. If, following such a request, the Guarantor fails to appoint another agent, the Seller shall be entitled to appoint one on behalf of the Guarantor at the Guarantor’s expense.

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SCHEDULE 1

SELLER WARRANTIES

Part A : General/Commercial

1. THE SELLER GROUP AND THE SHARES

1.1 Authorisations, valid obligations, filings and consents.

(a)	The Seller has obtained all corporate authorisations and (other than to the extent relevant to the Condition) all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under each of the Transaction Documents where failure to obtain them would adversely affect to a material extent its ability to enter into or perform its obligations under them.

(b)	Entry into and performance by each member of the Seller Group of this Agreement and/or any Transaction Document to which it is a party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) subject to fulfilment of the Condition, result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree, decision, direction or judgment of any court or any Governmental Entity, where (in either case) the breach would materially and adversely affect its ability to enter into or perform its obligations under this Agreement.

(c)	Each of the Transaction Documents shall upon their execution, constitute legal, valid and binding obligations of each of the member of the Seller’s Group and the Target Companies that is a party to them.

(d)	The Seller is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power under its memorandum or articles of association, by-laws or equivalent constitutional documents to conduct its business as conducted at the date of this Agreement.

(e)	Neither the Seller nor any of the Target Companies is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. So far as the Seller is aware, there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Seller or any of the Target Companies and no events have occurred which would justify such proceedings. So far as the Seller is aware, no steps have been taken to enforce any security over any assets of the Seller or any of the Target Companies and no event has occurred to give the right to enforce such security.

(f)	So far as the Seller is aware, neither the Seller nor any member of the Seller Group is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay the fulfilment of the Condition.

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1.2 The Seller Group, the Shares and the Target Companies.

(a)	Each of the Seller and the Target Companies is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. Each of the Target Companies has full power under its memorandum or articles of association, by-laws or equivalent constitutional documents to conduct its business as conducted at the date of this Agreement.

(b)	The Shares constitute the whole of the issued share capital of the Company. All the Shares are fully paid or properly credited as fully paid and the Seller is or will at Closing be (i) the sole legal and beneficial owner of the Shares free from all Encumbrances and (ii) entitled to transfer or procure the transfer of the Shares on the terms of this Agreement.

(c)	No person (other than a Target Company) has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital or any option, warrant or other interest that may be converted into share capital or any ownership interest in any Target Company whatsoever.

(d)	The information on the Target Companies set out in Exhibit 1 is accurate in all material respects. All the issued shares in each Subsidiary are held by Target Companies.

1.3 Other interests. No Target Company owns or has any interest of any nature in any shares, debentures or other securities issued by any undertaking (other than another Target Company).

2. FINANCIAL MATTERS

2.1 The Last Accounts. The Last Accounts give a true and fair view of the state of affairs of each Target Company to which they relate and their assets and liabilities as at the Last Accounts Date and of the results (including the profits and losses of the Company and/or Target Companies) thereof for the financial year ended on the Last Accounts Date and have not (except as disclosed in the Last Accounts) been materially affected by any unusual, extraordinary or exceptional items.

2.2 Audited Last Accounts. The Last Accounts of each Target Company:

(a)	comply with the requirements of the Companies Act; and

(b)	comply with all prevailing statements of standard accounting practice and financial reporting standards applicable to a company incorporated in the United Kingdom and have been prepared in accordance with the historical cost convention on a basis consistent in all material respects with the basis applied in the corresponding accounts for the preceding two financial years.

2.3 Position since Last Accounts Date. Since the Last Accounts Date:

(a)	the business of each Target Company has been operated in the ordinary course so as to maintain the same as a going concern;

(b)	no Target Company has issued or agreed to issue any share or loan capital;

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(c)	each Target Company has in all material respects paid its creditors and collected its debts (including inter-company trading balances) in accordance with usual practice;

(d)	no Target Company has repaid any borrowing or indebtedness in advance of its stated maturity;

(e)	there has been no Material Adverse Change;

(f)	no resolution of a Target Company’s shareholders has been passed (except for those representing the ordinary business of an annual general meeting);

(g)	no Target Company has repaid or redeemed any share or loan capital;

(h)	other than in the ordinary course of business, the Company has not acquired or disposed of or agreed to acquire or dispose of any material assets or assumed or incurred or agreed to assume or incur any material liabilities (including contingent liabilities); and

(i)	save in respect of any trading balances, no Target Company has borrowed or lent or agreed to borrow or lend any money and no loan or loan capital or preference capital of the Company has been repaid in whole or part or has become liable to be repaid.

2.4 Statutory registers. The statutory registers of each Target Company required to be kept by applicable laws in its jurisdiction of incorporation have been maintained in all material respects in accordance with such laws.

3. FINANCIAL DEBT

3.1 No Target Company owes any material Financial Debt to any person outside the Seller Group and there is no such debt outstanding, and no such Financial Debt shall be owed at Closing.

3.2 Save as disclosed in the Data Room, no Target Company has entered into a guarantee in favour of any other Company.

4. REGULATORY MATTERS

4.1 Licences. So far as the Seller is aware, each of the Target Companies possesses each licence, permission, authorisation (public or private), permit or consent required from any Governmental Entity to enable the Target Companies to carry on their businesses effectively and to perform the M&O Contracts (or other obligation to which it is a party) in accordance with their respective terms. So far as the Seller is aware, no Target Company has received any written notice from a Governmental Entity in the 24 months prior to the date of this Agreement alleging that any Target Company has not obtained a material licence, permission, authorisation (public or private) or consent required for carrying on its business effectively in the places and in the manner in which it is carried on at the date of this Agreement in accordance with all applicable laws and regulations or that is otherwise for the performance of the M&O Contracts (or other contract or obligation to which it is a party) in accordance with their respective terms.

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4.2 Compliance. So far as the Seller is aware, in the 24 months prior to the date of this Agreement:

(a)	each Target Company has conducted its business and corporate affairs in all material respects in accordance with its memorandum and articles of association, by-laws or other equivalent constitutional documents and, so far as the Seller is aware, no breach of contract, tort, statutory duty or law or regulation, of the United Kingdom and any foreign jurisdiction in which the business is carried on has been committed of which any Target Company is or may be liable (either directly or vicariously) or which will or may cause material damage or loss to any Target Company. For the purpose of this paragraph, material in respect of such damage or loss means where costs, expenses, losses and/or damages therefrom are likely to exceed £500,000; and

(b)	there has been no default by any Target Company under any order, decree or judgment of any court or any Governmental Entity in the jurisdiction in which it is incorporated which applies to the Target Company where such default has had or is likely to have a cost to the Target Companies of £500,000 or more.

5. INSURANCES

5.1 The Data Room contains a summary of the insurances maintained by or covering each Target Company at the date of this Agreement.

5.2 All insurance premiums payable by the Target Companies have been paid.

5.3 Since 1 April 2005, and save for insurances maintained by the NDA, no member of the Seller Group or Target Company has made any claim in excess of £50,000 under any such policy of insurance which is still outstanding.

6. LITIGATION AND INVESTIGATIONS

6.1 Litigation. So far as the Seller is aware, no Target Company is involved as a party in any material litigation, arbitration or administrative proceedings and, so far as the Seller is aware, no such proceedings have been threatened in writing by or against a Target Company. For this purpose (i) material means proceedings which (if successful) are likely to result in a cost, benefit or value to the Target Companies of £500,000 or more and (ii) any proceedings for collection by a Target Company of debts arising in the ordinary course of business and any proceedings in respect of claims identified in the Disclosure Letter and/or Data Room as insured claims are excluded.

6.2 Investigations. So far as the Seller is aware, no Target Company has received written notice in the 12 months prior to the date of this Agreement of any current or pending investigation by a Governmental Entity concerning any Target Company and so far as the Seller is aware and save as disclosed in the Data Room, no such investigation is contemplated and there are no facts or circumstances likely to give rise to an investigation, where such investigation is likely to result in a cost, expense, loss and/or damage to the Target Company in excess of £500,000.

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7. INSOLVENCY ETC.

None of the Target Companies is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning any of the Target Companies and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of any of the Target Companies and no event has occurred to give the right to enforce such security.

8. CONTRACTS AND ASSETS

8.1 The Company has not received any demand from the NDA pursuant to clause 7.2 of the Parent Company Agreement and the Seller is not aware of the Company having received any demand from the NDA pursuant to clause 7.2 of the Parent Company Agreements.

8.2 So far as the Seller is aware, no Target Company is a party to any contract, agreement, obligation or arrangement of any kind that imposes an obligation to incur any cost, liability or expenses that is not an Allowable Cost other than the M&O Contracts and the Parent Company Agreements.

8.3 Each Target Company has use of, or holds leasehold or licence interest in and has direct control of or access (including through joint internal procedures (also referred to as joint internal contracts) as disclosed in the Data Room as at 8 May 2007) to all assets and rights necessary for the operation of the business as carried on immediately prior to the date of this Agreement.

9. PROPERTY

Save as disclosed by the Seller in the Data Room, no Target Company has any estate, right, interest or liability (whether contingent, secondary or otherwise) in respect of any land and/or buildings.

Part B : IT and Intellectual Property

1. Information technology. No Target Company has, in the 12 months prior to the date of this Agreement, received written notice from a third party alleging that a Target Company is in default under licences or leases relating to the IT Systems. So far as the Seller is aware, the IT Systems have not, in the 12 months prior to the date of this Agreement, failed to any material extent and the data that they process has not been corrupted to any material extent.

2. Data protection. No Target Company has, in the 12 months prior to the date of this Agreement, received a written notice alleging that a Target Company has not complied with applicable data protection laws in any respect material to the context of the Target Company. So far as the Seller is aware, each of the Target Companies is in compliance with its obligations under all such data protection laws and there is no outstanding access data request.

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3. Ownership of Intellectual Property Rights. None of the Target Companies owns any Intellectual Property Rights.

4. So far as the Seller is aware, no Intellectual Property Rights are required in connection with the carrying on of the business of the Target Companies as at the date of this Agreement save for such Intellectual Property Rights as are provided to the Target Companies by the NDA pursuant to the terms of the M&O Contracts and the Parent Company Agreements.

Part C : Environmental

1. Compliance with Environmental Laws. So far as the Seller is aware:

(a)	save as disclosed in the Data Room, no Target Company is in material breach of any Environmental Laws relating to any activities or operations carried on at any property occupied by any Target Company and so far as the Seller is aware, there are no events facts or circumstances likely to give rise to such a breach;

(b)	each of the Target Companies has obtained and maintained all approvals, consents, authorisations, permits and permissions required from any Governmental Entity under any Environmental Laws, complied with all material limitations, restrictions and conditions, and, so far as the Seller is aware, there is no fact or circumstance likely to give rise to the termination or revocation of any such approval, consents, authorisations, permits and permissions by reason of the expiry of its fixed term;

(c)	there are no material claims or proceedings pending against any Target Company with respect to any breach of Environmental Laws relating to the Target Companies;

(d)	no Target Company has received any written statutory complaints or statutory notices from any Governmental Entity alleging or specifying any material breach of under any Environmental Laws relating to the Target Company; and

(e)	save as disclosed in the Data Room, none of the Target Companies is subject to any outstanding legal obligation relating to the removal of any hazardous substance, clean-up or similar remedial action at any of the Licensed Sites arising otherwise than under the M&O Contracts or the Parent Company Agreements.

and material in respect of such breach, claims or proceedings means where costs, expenses, losses and/or damages arising therefrom are likely to exceed £100,000.

2. Environmental Consents. So far as the Seller is aware, all Environmental Consents required for any activities at any property occupied by any Target Company have been obtained and are being complied with in all material respects.

Part D : Employment

1. Data Room items. The Data Room contains copies of the contracts of employment and secondment agreements or other agreements relating to the terms and conditions of employment applicable to all Company employees (including any relevant bonus schemes) and all consultancy agreements, agreements for management services and contracts of service entered into by the Company, including details of the job titles, salaries, age, dates of commencement of continuous service, and notice periods of all employees of the Company as at the date of the Agreement.

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2. Trade Unions. The Data Room contains copies of all applicable recognition arrangements with relevance to trade unions or other bodies representing the Employees or any of them for the purpose of collective bargaining or negotiating.

3. Disputes. Save as disclosed in the Data Room, there is no outstanding dispute (either actual, pending or envisaged) with any work or trade union which has had a material adverse effect on the business of the Seller or the Target Companies.

4. Incentive schemes. Save as disclosed in the Data Room, no Target Company has, or has agreed to introduce, any share incentive scheme, share option scheme or profit sharing, bonus, commission or other such incentive scheme for any directors or Employees or other workers engaged in its business.

5. Notice on termination. So far as the Seller is aware (and save as disclosed in the Data Room), no written or unwritten contract of employment with any Company employee exists that cannot be terminated by the relevant Target Company on 6 months notice or less without giving rise to a claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal or, in either case, the equivalent in any relevant jurisdiction).

6. Records. Each Target Company has maintained records regarding the service of each Employee (including details of the terms of employment, payments of statutory sick pay and maternity pay, disciplinary and grievance matters, health and safety matters, income tax and social security contributions, wage and time records) which are current in all material respects.

7. Key Managers. No Key Manager has given notice which has not yet expired terminating his or her employment.

8. Benefits resulting from the Agreement. Save as disclosed in the Data Room, neither the Seller nor the Target Companies have entered into a contract, plan or arrangement covering any director, manager, employee or former employee of the Seller or the Target Companies under which any such person would become entitled to any bonus, return, severance, job security or other similar benefit or the enhancement of any such benefit as a result of this Agreement.

9. Bonus and outstanding payment of salaries. The Seller and each Target Company, where appropriate, has in relation to each of the Employees complied in all material respects with all terms and conditions of employment and the rules of any applicable bonus scheme in respect of the payment of any remuneration to such Employees (including salaries and bonuses) and, save for the Senior Employees’ Bonus, there is no material amount owed to any Employees other than salary for the month current at the date of this Agreement.

10. Bonuses. Save as disclosed in the Data Room, neither the Seller nor any Target Company is under a contractual or other obligation to increase the rates of remuneration of or make up any bonus or incentive or other similar payment to any of their officers or employees at any future date (including payment of National Insurance Contributions and employer PAYE).

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11. Redundancies and TUPE. Save as disclosed in the Data Room, within the last 18 months neither the Seller nor the Company have given notice of any redundancies to the Secretary of State.

Part E : Retirement Benefits

1. Retirement Benefits/Seller Employee Benefit Plans. Other than the Seller Employee Benefit Plans (and any statutory social security plans operated under public law, statute or regulation in the relevant jurisdiction), and save as disclosed in the Data Room, no Target Company or member of the Seller Group provides or contributes to or is liable to provide or contribute to the provision of Retirement Benefits for or in respect of any Employee.

2. Disclosure of Documents. In the Data Room and/or the Disclosure Letter there are:

(a)	all documents containing material provisions currently governing each Seller Employee Benefit Plan;

(b)	material announcements that have not been incorporated into the documents referred to in paragraph 2(a) and copies of all current explanatory booklets or summary plan descriptions relating to each Seller Employee Benefit Plan; and

(c)	lists as at 31 March 2007 showing the current salary, age and length of service of all Company employees who are members of each Seller Employee Benefit Plan,

which, in each case, are accurate in all material respects as at the date of this Agreement.

3. Tax registration. Each Seller Employee Benefit Plan is on the date of this Agreement a registered pension scheme for the purposes of the Finance Act 2004, and as far as the Seller is aware, nothing has been done or omitted to be done and there are no circumstances which would or might result in any Seller Employee Benefit Plan losing its registration.

4. Payments in respect of the Seller Employee Benefit Plans. The rates at which contributions to each Seller Employee Benefit Plan are paid by Target Companies are set out in the Data Room and/or the Disclosure Letter.

5. Due Payment. All amounts which have fallen due to be paid to or in respect of the Seller Employee Benefit Plans by any Target Company on or before the date of this Agreement (including all insurance premiums, taxes and expenses) have been duly paid in full.

6. Compliance. So far as the Seller is aware, each Target Company and the trustees, administrators, managers, custodians and fiduciaries (as applicable) of each Seller Employee Benefit Plan have complied in all material respects with their respective obligations under the Seller Employee Benefit Plans, and each Seller Employee Benefit Plan has been administered and operated in all material respects in accordance with all applicable laws, regulations, guidelines and requirements (including the requirements of any tax, fiscal, social security, supervisory and regulatory authorities) and the provisions of the relevant Seller Employee Benefit Plan’s governing documentation.

7. Disputes and Investigations. Other than routine claims for benefits, so far as the Seller is aware, there are no actions, suits, claims, disputes, complaints or proceedings outstanding, pending or threatened in writing against any Seller Employee Benefit Plan or

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against the trustees, managers, administrators, custodians or fiduciaries of any Seller Employee Benefit Plan or against any Target Company by any Employee in respect of any act, event, omission or other matter arising out of or in connection with any Seller Employee Benefit Plan which are in each case material. So far as the Seller is aware there are no circumstances which could or might give rise to any such action, suit, claim, dispute, complaint or proceedings.

8. Section 75. No liability has arisen under section 75 of the Pensions Act 1995 either in respect of any Seller Employee Benefit Plan or with regard to any Target Company which has not been paid in full.

9. Pensions Regulator. No Target Company has been issued with a contribution notice or financial support direction by the Pensions Regulator in accordance with its powers under sections 38 to 51 of the Pensions Act 2004. No circumstances exist which could result in a Target Company being issued with a contribution notice or a financial support direction under sections 38 to 51 (inclusive) of the Pensions Act 2004.

10. No Assurance. No assurance, promise or guarantee (written or oral) has been made or given to an Employee who is entitled to money purchase benefits (as defined by section 181(1) of the Pension Schemes Act 1993) either under the Seller Employee Benefit Plans or pursuant to a Personal Pension Plan, of any particular level or amount of benefits to be provided in respect of him on retirement, death or leaving service.

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SCHEDULE 2

LIMITATIONS ON LIABILITY

1. Time Limits. The Seller shall not be liable for any Claim unless the Seller receives from the Purchaser written notice (within 10 days of the Purchaser becoming aware of such Claim) containing specific details of the Claim including the Purchaser’s estimate (on a without prejudice basis) of the amount of the Claim:

(a)	Subject to sub-paragraph (c) below, prior to the date falling eighteen months after the date of this Agreement, in the case of a Non-Tax Claim; or

(b)	prior to the third anniversary of the date of this Agreement, in the case of a Tax Claim; or

(c)	prior to the third anniversary of the Agreement, in the case of a claim under the Environmental Warranties.

2. Thresholds for Claims. The Seller shall not be liable for any single Non-Tax Claim:

(a)	unless the amount of the liability pursuant to that single Non-Tax Claim exceeds £150,000; and

(b)	unless the aggregate amount of the liability of the Seller for all Non-Tax Claims not excluded by sub paragraph (a) exceeds £500,000.

3. Thresholds for Tax Claims. The Seller shall not be liable for any single Tax Claim:

(a)	unless the amount of the liability pursuant to that single Tax Claim exceeds £50,000 and for the purpose of this calculation claims of a similar nature or arising out of the same matter or circumstance or breach of the same Warranty or provision of the Tax Covenant shall be aggregated together as if a single claim; and

(b)	unless the aggregate amount of the liability of the Seller to the Purchaser for all Tax Claims not excluded by sub-paragraph (a) exceeds £250,000, in which case the Purchaser shall be entitled to claim for the full amount of the relevant claim and not just the excess over £250,000.

4. Maximum limit for all Claims. The aggregate amount of the liability of the Seller for all Claims shall not exceed 10% of the Price.

5. Claim to be withdrawn unless litigation commenced. Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn 9 months after the notice is given pursuant to paragraph 1 of this Schedule or, in the case of a contingent liability, 9 months after that liability becomes an actual liability, unless legal proceedings in respect of it have been commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim.

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6. Claims only to be brought under relevant Warranties. The Purchaser acknowledges and agrees that the only Warranties given in relation to:

(a)	information technology matters or any related claims, liabilities or other matters (IT Matters) are set out in Part B of Schedule 1 and no other Warranty is given in relation to IT Matters;

(b)	environment or any related claims, liabilities or other matters (Environment-related Matters) are those set out in Part C of Schedule 1 and no other Warranty is given in relation to Environment-related Matters;

(c)	the employment of any past or present employee of any Target Company or any member of the Seller Group or any related claims, liabilities or other matters (Employee Matters) are set out in Part D of Schedule 1 and no other Warranty is given in relation to Employee Matters;

(d)	retirement benefits, pensions or superannuation or any related claims, liabilities or other matters (Retirement Benefits Matters) are set out in Part E of Schedule 1 and no other Warranty is given in relation to Retirement Benefits Matters;

(e)	taxation or any related claims, liabilities or other matters (Tax Matters) are those set out in Part A of Schedule 6 and no other Warranty is given in relation to Tax Matters.

7. Matters disclosed. The Seller shall not be liable for any Claim for breach of the Warranties if and to the extent that the fact, matter, event or circumstance giving rise to such Claim is fairly disclosed by this Agreement, any other Transaction Document, the Disclosure Letter or any document disclosed in the Data Room.

8. Matters provided for or taken into account in adjustments. The Seller shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Claim is disclosed, allowed, provided or reserved for in the Last Accounts.

9. Contingent liabilities. If any Claim is based upon a liability which is contingent only, the Seller shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but the Purchaser has the right under paragraph 1 of this Schedule 2 to give notice of that Claim before such time).

10. No liability for Claims arising from acts or omissions of Purchaser. The Seller shall not be liable for any Non-Tax Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:

(a)	after Closing by the Purchaser or any member of the Purchaser Group (or its respective directors, employees or agents or successors in title) outside the ordinary and usual course of business of a Target Company as at Closing; or

(b)	before Closing by any member of the Seller Group or any Target Company at the direction or request of the Purchaser or any member of the Purchaser Group.

11. Purchaser’s duty to mitigate. The Purchaser shall procure that all reasonable steps are taken to avoid or mitigate any loss or damage which it may suffer in consequence of any breach by the Seller of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Non-Tax Claim.

12. Insured Claims. The Seller shall not be liable in respect of any Claim to the extent that the amount of such Claim is covered by a policy of insurance or would have been so covered if the policies of insurance effected by or for the benefit of the Target Companies had been maintained after Closing on no less favourable terms than those existing at the date of this Agreement.

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13. Recovery from third party after payment from Seller. Where the Seller has made a payment to the Purchaser in relation to any Non-Tax Claim and the Purchaser or any member of the Purchaser Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the liability or loss which is the subject of a Non-Tax Claim, the Purchaser or relevant member of the Purchaser Group shall (i) promptly notify the Seller of the fact and provide such information as the Seller may reasonably require (ii) take all reasonable steps or proceedings as the Seller may require to enforce such right subject to the Purchaser being indemnified for all reasonable expenses and (iii) pay to the Seller as soon as practicable after receipt an amount equal to the amount recovered from the third party (net of taxation and less any reasonable costs of recovery).

14. No liability for legislation or changes in rates of tax. The Seller shall not be liable for any Non-Tax Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any (i) legislation not in force at the date of this Agreement (ii) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice or (iii) change in the rates of taxation in force at the date of this Agreement.

15. No double recovery. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one claim under one or more of the Transaction Documents.

16. Purchaser’s knowledge. The Seller shall not be liable for any Claim for breach of the Warranties if and to the extent that the Purchaser is aware at the date of this Agreement (i) of the fact, matter, event or circumstance which is the subject matter of the Claim and (ii) that the fact, matter, event or circumstance could reasonably be expected to amount to a Claim.

17. Waiver of right of set off. The Purchaser waives and relinquishes any right of set off or counterclaim, deduction or retention which the Purchaser might otherwise have in respect of any Claim against or out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Seller pursuant to this Agreement or otherwise.

18. Seller to have opportunity to remedy breaches. If a breach of the Warranties is capable of remedy, the Purchaser shall only be entitled to compensation if it gives the Seller written notice of the breach and the breach is not remedied within 30 days after the date on which such notice is served on the Seller. Without prejudice to its duty to mitigate any loss, the Purchaser shall (or shall procure that any relevant member of the Purchaser Group shall) provide all reasonable assistance to the Seller to remedy any such breach.

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SCHEDULE 3

PURCHASER WARRANTIES

1. The Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power under its memorandum or articles of association, by-laws or equivalent constitutional documents to conduct its business as conducted at the date of this Agreement.

2. The Purchaser has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement where failure to obtain them would materially and adversely affect its ability to enter into and perform its obligations under this Agreement.

3. Entry into and performance by each member of the Purchaser Group of this Agreement and/or any Transaction Document to which it is a party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

4. Neither the Purchaser nor any Affiliate is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser or any of its Affiliates and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser or any of its Affiliates and no event has occurred to give the right to enforce such security.

5. So far as the Purchaser is aware, neither the Purchaser nor any member of the Purchaser Group is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay the fulfilment of the Condition.

6. The Purchaser has available cash or available loan facilities which will at Closing provide in immediately available funds the necessary cash resources to pay the Price and meet its other obligations under this Agreement and, in the case of loan facilities, they involve no material pre conditions and the Purchaser will be able to satisfy all conditions of drawdown to such loan facilities at or prior to Closing.

7. The Purchaser is not aware of any facts or circumstances which could reasonably be expected to result in a Claim being made against the Seller or any misrepresentation by or on behalf of the Seller in connection with the Proposed Transaction.

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SCHEDULE 4

CONDUCT OF THE TARGET COMPANIES PRE-CLOSING

[Omitted in accordance with Item 601(b)(2) of Regulation S-K]

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SCHEDULE 5

CLOSING ARRANGEMENTS

[Omitted in accordance with Item 601(b)(2) of Regulation S-K]

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SCHEDULE 6

TAX

Part A : Tax Warranties

1. RETURNS/COMPLIANCE

1.1 Each Target Company has, since 1 April 2005, made all material returns and supplied all other material information required to be supplied to all relevant tax authorities. None of these returns is, or so far as the Seller is aware, is likely to be the subject of any material dispute with any tax authority.

1.2 Each Target Company has retained all records in relation to taxation as they are required by law to maintain.

1.3 Each Target Company has, within the applicable time limits, duly submitted all elections, claims and disclaimers which have been assumed to be made for the purposes of computing any provision for tax in the Last Accounts.

1.4 All clearances obtained by each Target Company have been properly obtained and all information supplied to any tax authority in connection with such clearances was complete and accurate in all material respects. Any transaction in respect of which clearance was obtained has been carried out in all material respects in accordance with the terms of such clearance.

2. DISPUTES AND INVESTIGATIONS

No Target Company is involved in any material current dispute with any tax authority or is or has, since 1 April 2005, been the subject of any investigation or non-routine visit by any tax authority and no Target Company has become liable to pay any penalty, surcharge, fine or interest in respect of tax. No tax authority has indicated to the Seller or any Target Company that it intends to investigate the tax affairs of any Target Company.

3. RESIDENCE

Each Target Company is and has at all times, since 1 April 2005, been resident in its country of incorporation for tax purposes and is not and has not at any time in that period been treated as resident in any other jurisdiction for any tax purpose (including any double taxation arrangement).

4. CAPITAL GAINS

Each Target Company has sufficient records to determine the tax consequences which would arise on a disposal or on the realisation of each asset owned by it at the Last Accounts Date, or acquired since the Last Accounts Date but before Closing.

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5. EMPLOYEES/PENSIONS

All National Insurance contributions and sums payable to HM Revenue & Customs under the P.A.Y.E. system by any Target Company up to the date hereof have been paid and each Target Company has made all such deductions and retentions as should have been made under section 203 to 203J of the Taxes Act and Part 11 of the Income Tax (Earnings and Pensions) Act 2003 and all regulations made thereunder.

6. VALUE ADDED TAX

For the purposes of this paragraph 5 the expression VAT legislation shall include the Value Added Tax Act 1994 and all other enactments in relation to value added tax and all notices, provisions and conditions made or issued thereunder including the terms of any agreement reached with HM Revenue & Customs.

In relation to each Target Company:

(a)	it (or the representative member of the VAT group of which it is a member) is registered for the purposes of value added tax, has been so registered at all times, since 1 April 2005, that it (or the representative member of the VAT group of which it is a member) has been required to be registered by VAT legislation, and such registration is not subject to any conditions imposed by or agreed with HM Revenue & Customs;

(b)	it (or the representative member of the VAT group of which it is a member) has complied with and observed in all material respects the terms of VAT legislation since 1 April 2005;

(c)	it is not a member of a group of companies for the purposes of VAT legislation other than the VAT groups of which the representative members are, respectively, British Nuclear Fuels PLC and British Nuclear Group Sellafield Limited;

(d)	it owns no asset which is a capital item the input tax on which may be subject to adjustment in accordance with Part XV of the Value Added Tax Regulations 1995 (capital goods scheme); and

(e)	neither it nor a company of which it is a relevant associate within the meaning of paragraph 3(7) of Schedule 10 to the Value Added Tax Act 1994 (election to waive exemption) has elected to waive exemption under paragraph 2 of Schedule 10 in relation to any land.

7. STAMP TAXES

All documents in the possession or under the control of each Target Company or to the production of which any Target Company is entitled which establish or are necessary to establish the title of any Target Company to any asset, or by virtue of which any Target Company has any right, have been duly stamped and any applicable stamp duties or charges in respect of such documents have been duly accounted for and paid.

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8. CLOSE COMPANIES

8.1 No Target Company has, since 1 April 2005, been a close company as defined in section 414 of the Taxes Act.

Part B : Tax Covenant

1. COVENANT TO PAY

1.1 The Seller hereby covenants with the Purchaser to pay to the Purchaser an amount equivalent to:

(a)	any actual tax liability arising in respect of, by reference to or in consequence of:

(i)	any income, profits or gains earned, accrued or received on or before Closing;

(ii)	any event which occurred on or before Closing (including, for the avoidance of doubt, the entering into of this Agreement);

(iii)	either Pay As You Earn in respect of income tax or any national insurance contributions payable in relation to any share option or other similar award granted to an employee of the Seller’s Group on or before Closing; and

(b)	any deemed tax liability, and

(c)	any liability of a Target Company to pay for, or repay any amount paid to a Target Company for, any surrender of group relief or Surrender or tax refund made pursuant to an arrangement entered into on or before Closing;

together with any costs and expenses referred to in paragraph 4.

1.2 For the avoidance of doubt, paragraph 1.1 above shall not apply to any tax liability arising in respect of, by reference to or in consequence of any income, profits or gains earned, accrued or received after Closing (whether or not as a result of an event which occurred on or before Closing in the ordinary course of business), or any event occurring or deemed to occur after Closing.

2. EXCLUSIONS

2.1 The covenant contained in paragraph 1.1 shall not cover any tax liability to the extent that:

(a) provision or reserve in respect of that tax liability has been made in the Last Accounts, or the tax liability was taken into account in the preparation of the Last Accounts; or

(b) the tax liability was paid or discharged before the Last Accounts Date, or such payment or discharge was taken into account in the preparation of the Last Accounts and such payment or discharge has in fact occurred; or

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(c)	the tax liability arises in respect of, by reference to or in consequence of:

(i)	any income, profits or gains earned, accrued or received, or deemed to have been earned, accrued or received, in respect of the period between the Last Accounts Date and Closing: (aa) in the ordinary course of business of the Target Company to which the tax liability relates, or (bb) to the extent that the Target Company concerned retains the benefit of such income, profit or gain at Closing, or (cc) to the extent that such income, profit or gain has been expended in the ordinary course of business of the Target Company; or

(ii)	any event occurring between the Last Accounts Date and Closing in the ordinary course of business of the Target Company to which the tax liability relates provided that the profits to which the tax liability relates have not been paid out by way of dividend to a member of the Seller Group; or

(d)	the tax liability arises as a result of any change in rates of tax made after Closing or of any change in law (or a change in interpretation on the basis of case law), regulation, directive or requirement, or the published practice of any tax authority, occurring after Closing; or

(e)	the tax liability would not have arisen but for a transaction, action or omission carried out or effected by any of the Purchaser, a Target Company, or any other person connected with any of them, at any time after Closing, except that this exclusion shall not apply where any such transaction, action or omission:

(i)	is carried out or effected by the Target Company concerned pursuant to a legally binding commitment created on or before Closing; or

(ii)	is carried out or effected by the Target Company concerned in the ordinary course of business of that Target Company as carried on at Closing, provided that for this purpose the following shall be deemed not to be in the ordinary course of business if they otherwise would be (with the effect that the exclusion contained in this paragraph 2.1(e) shall apply):

(A)	any disposal (or deemed disposal for any tax purpose) of assets other than trading stock by any Target Company;

(B)	any change in the use of an asset by any Target Company;

(C)	anything which has the result of requiring disposal value to be brought into account, or which crystallises a balancing charge, for capital allowances purposes (or has any similar effect under the laws of any relevant foreign jurisdiction); or

(iii)	a transaction, action or omission of which the Purchaser or any Target Company was not aware, or could not reasonably have been expected to be aware, would give rise to that liability; or

(f)	the tax liability arises as a result of a change after Closing in the length of any accounting period for tax purposes of any Target Company, or a change after Closing in any accounting policy or tax reporting practice of any Target Company (in either case, other than a change which is necessary in order to comply with the law or generally accepted accounting principles applicable to that Target Company at Closing); or

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(g)	notice of a claim in respect of the tax liability in a form complying with the provisions of paragraph 8.1 is not given to the Seller prior to the third anniversary of the end of the accounting period of the Target Company concerned in which Closing occurs, or (where the claim is not previously settled, satisfied or withdrawn) proceedings in respect thereof are not issued to and (to the extent possible) served upon the Seller in England within the six month period following such anniversary and pursued with reasonable diligence thereafter; or

(h)	such tax liability arises as a result of any Target Company failing to submit the returns and computations required to be made by them or not submitting such returns and computations within the appropriate time limits or submitting such returns and computations otherwise than on a proper basis, in each case after Closing and otherwise than as a result of any default or failure of the Seller in carrying out, or in failing to carry out, the Seller’s obligations under paragraph 11; or

(i)	the tax liability arises as a result of the failure of the Purchaser to comply with any of any of its obligations contained in paragraph 8, 11, 12, or 13 hereof; or

(j)	any relief other than a Purchaser’s relief is available, or is for no consideration made available by the Seller, to any of the Target Companies to set against or otherwise mitigate the tax liability (and so that (a) any relief that is so available in relation to more than one tax liability to which this Part of this Schedule applies shall be deemed, so far as possible, to be used in such a way as to reduce to the maximum extent possible the Seller’s total liability hereunder and (b) the Seller may at its expense require the auditors for the time being of any Target Company to certify the extent to which that Target Company has any reliefs available to which this paragraph may apply); or

(k)	the tax liability would not have arisen but for:

(i)	the making of a claim, election, surrender or disclaimer, the giving of a notice or consent, or the doing of any other thing under the provisions of any enactment or regulation relating to tax (other than one the making, giving or doing of which was taken into account in computing any provision or reserve for tax in the Last Accounts), in each case after Closing and by the Purchaser, any Target Company or any person connected with any of them and otherwise than at the direction of the Seller pursuant to any of paragraphs 11 or 13; or

(ii)	the failure or omission on the part of any Target Company after Closing otherwise than at the direction of the Seller pursuant to any of paragraphs 11 or 13 to make any such valid claim, election, surrender or disclaimer, or to give any such notice or consent or to do any other such thing, either as the Seller may require in respect of periods or matters for which the Seller has conduct under any of paragraphs 11 or 13 or, in respect of periods or matters for which the Seller does not have conduct, in circumstances where the making, giving or doing of which was taken into account in computing any provision or reserve for tax in the Last Accounts; or

(l)	the tax liability is a liability to tax comprising interest, penalties, charges or costs in so far as attributable to the unreasonable delay or default of the Purchaser or any Target Company after Closing.

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2.2	The Seller shall have no liability to the Purchaser under any part of this Agreement in respect of any non-availability, inability to use, or loss or restriction of any relief (failure of relief) where such failure of relief does not give rise to a tax liability to which paragraph 1.1 applies.

2.3	The provisions of paragraph 2.1 shall also operate to limit or reduce the liability of the Seller in respect of claims under the Tax Warranties and any other Warranty insofar as it relates to tax.

2.4	The provisions of Schedule 2 to this Agreement (Limitations on Liability) shall, to the extent provided for in that Schedule, also apply to limit or reduce the liability of the Seller under this Part of this Schedule (as well as under the Warranties).

3. OVERPROVISIONS

3.1 The Seller may require the auditors for the time being of any relevant Target Company to certify, at the Seller’s request and expense, the existence and amount of any Overprovision and the Purchaser shall provide, or procure that each Target Company provides, any information or assistance required for the purpose of production by the auditors of a certificate to that effect.

3.2 Subject to paragraphs 3.4 and 3.5 below:

(a)	any Overprovision shall first be set against any payment then due from the Seller under this Schedule;

(b)	to the extent there is an excess, a payment shall promptly be made to the Seller equal to the aggregate of any payment or payments previously made by the Seller under this Schedule (and not previously refunded under this Schedule) up to the amount of the excess and to the extent that there is any remaining excess, a payment shall promptly be made to the Seller equal to the amount of the excess.

3.3 Either the Seller or the Purchaser may, at its expense, require any certificate produced in accordance with paragraph 3.1 above to be reviewed by the auditors for the time being of any relevant Target Company in the event that there are relevant circumstances or facts of which it was not aware, and which were not taken into account, at the time when such certificate was produced, and to certify whether the certificate remains correct or whether it should be amended.

3.4 If following a request under paragraph 3.1 the certificate is amended, the revised amount of Overprovision shall be substituted for the purposes of paragraph 3.2, and any adjusting payment that is required shall be made forthwith.

3.5 For the purposes of this paragraph, any Overprovision shall be determined without regard to any tax refund to which paragraph 6 applies or any payment or relief to which paragraph 10 applies.

4. COSTS AND EXPENSES

The covenant contained in this Part of this Schedule shall extend to all reasonable costs and expenses properly incurred by the Purchaser (including, for the avoidance of doubt, any costs

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and expenses charged to the Purchaser by a Target Company) in connection with a successful claim made under this Part of this Schedule, or in satisfying or settling any tax liability in accordance with paragraph 8 in respect of which a successful claim is made under this Part of this Schedule.

5. DOUBLE RECOVERY

The Purchaser shall not be entitled to recover any amount pursuant to this Part of this Schedule in respect of any claim to the extent that the Purchaser or any of the Target Companies has already recovered any amount in respect of such claim under the Warranties or under any other provision of this Agreement or pursuant to any other agreement with the Seller or any company connected with the Seller, or to the extent that recovery has already been made under this Part of this Schedule in respect of the same subject matter.

6. TAX REFUNDS

6.1 The Purchaser shall promptly notify the Seller of any right to receive or actual receipt of any amount by way of repayment of tax or interest on overpaid tax or repayment supplement, being an amount to which any Target Company is or becomes entitled or receives in respect of an event occurring or period (or part period) falling prior to Closing (including any repayment attributable to a Surrender in respect of a period prior to Closing whenever such Surrender is effected), where or to the extent that such amount was not included in the Last Accounts as an asset, does not arise from the use of a relief attributable to an event occurring or period commencing after Closing and is not a payment or relief to which paragraph 10 below applies (a tax refund). The Purchaser shall take (or shall procure that the Target Company concerned takes) such action as the Seller may reasonably request to obtain such tax refund (keeping the Seller fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation) provided that, for the avoidance of doubt, nothing in this paragraph 6.1 shall confer on the Seller the right to pursue the tax refund in the name of the relevant Target Company.

6.2 Any tax refund actually obtained after the Last Accounts Date, whether by repayment or set off (less any reasonable costs of obtaining it and less any tax actually suffered thereon) shall be dealt with as follows:

(a)	the amount of the tax refund shall be set against any payment then due from the Seller under this Schedule; and

(b)	to the extent that there is an excess, a payment shall promptly be made to the Seller equal to the aggregate of any payment or payments previously made by the Seller under this Schedule (and not previously refunded under this Schedule) up to the amount of the excess and to the extent that there is any remaining excess, a payment shall promptly be made to the Seller equal to the amount of such excess.

6.3 Paragraph 10.4 shall apply in respect of any sum payable to the Seller under this paragraph 6 which is not paid within five Business Days of the relevant tax refund being obtained by the Target Company concerned (the due date) as it applies to any sum not paid by the Purchaser on the due date of payment specified in paragraph 10.2.

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7. SECONDARY LIABILITIES

7.1 The Seller covenants with the Purchaser to pay to the Purchaser an amount equivalent to any tax or any amount on account of tax which any Target Company, or any other member of the Purchaser’s Group, is required to pay as a result of a failure by any member of the Retained Group to discharge that tax.

7.2 The Purchaser covenants with the Seller to pay to the Seller an amount equivalent to any tax or any amount on account of tax which any member of the Retained Group is required to pay as a result of a failure by any Target Company, or any other member of the Purchaser’s Group, to discharge that tax.

7.3 The Purchaser further covenants with the Seller to pay to the Seller an amount equivalent to any tax which any member of the Retained Group is required to pay as a result of any action taken in breach of paragraph 11.5(c) (action which prejudices reliefs etc).

7.4 The covenants contained in paragraphs 7.1, 7.2 and 7.3 shall:

(a)	extend to any reasonable costs incurred in connection with such tax or a claim under paragraph 7.1, 7.2 and 7.3, as the case may be;

(b)	(in the case of paragraph 7.2) not apply to tax to the extent that the Purchaser could claim payment in respect of it under paragraph 1.1 (or would have been able to claim but for paragraph 2.1(g), except to the extent a payment has been made pursuant to paragraph 1.1 and the tax to which it relates was not paid by the Target Company concerned; and

(c)	not apply to tax to the extent it has been recovered under any relevant statutory provision (and the Purchaser or the Seller, as the case may be, shall procure that no such recovery is sought to the extent that payment is made hereunder).

7.5 Paragraphs 8.1, 8.2, 8.4 and 9 (conduct of disputes and due date for payment) shall apply to the covenants contained in paragraphs 7.1, 7.2 and 7.3 as they apply to the covenants contained in paragraph 1.1, replacing references to the Seller by the Purchaser (and vice versa) where appropriate, and making any other necessary modifications.

8. NOTIFICATION OF CLAIMS AND CONDUCT OF DISPUTES

8.1 If the Purchaser or any of the Target Companies become aware of any tax claim, the Purchaser shall give notice to the Seller of that tax claim (including reasonably sufficient details of such tax claim, the due date for any payment and the time limits for any appeal, and so far as practicable the amount of the claim) as soon as possible (and in any event not more than 15 days after the Purchaser or the Target Company concerned becomes aware of such claim). The Purchaser shall take (or procure that the Target Company concerned shall take) such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise or defend any tax claim (whether notified by the Purchaser, or being a tax claim of which the Seller was already aware) and any adjudication in respect thereof. The Seller shall have the right (if it wishes) at its own cost to control any proceedings taken in connection with such action, and shall in any event be kept fully informed of any actual or proposed developments (including any meetings) and shall be provided with copies of all correspondence and documentation relating to such tax claim or action, and such other information, assistance and access to records and personnel as it reasonably requires, provided that the Seller shall not do,

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or request, anything which, in the Purchaser’s reasonable opinion is likely to affect adversely the future liability of the Purchaser or any Target Company to tax or the business or financial interests of any of them or of any person connected with any of them.

8.2 The Seller shall reimburse the Purchaser its reasonable costs and expenses (including any additional liability to tax) properly incurred in connection with any such action or proceedings as are referred to in paragraph 8.1.

8.3 Subject to paragraph 8.4, the Purchaser shall procure that no tax claim, action or issue in respect of which the Seller could be required to make a payment under this Schedule is settled or otherwise compromised without the Seller’s prior written consent, such consent not to be unreasonably withheld or delayed, and provided that, in withholding or delaying its written consent, the future liability of the Purchaser or any Target Company to tax or the business or financial interests of any of them or any person connected with any of them is not likely, in the Purchaser’s reasonable opinion, to be adversely affected, and the Purchaser shall, and shall procure that each Target Company and any of their respective advisers shall, not submit any correspondence or return or send any other document to any tax authority where the Purchaser or any such person is aware or could reasonably be expected to be aware that the effect of submitting such correspondence or return or sending such document would or could be to put such tax authority on notice of any matter which could give rise to, or could increase, a claim under this Schedule, without first affording the Seller a reasonable opportunity to comment thereon and without taking account of such comments so far as it is reasonable to do so.

8.4 If the Seller does not request the Purchaser to take any appropriate action within 30 days of notice to the Seller, or either the Seller or a Target Company (prior to being in the ownership of the Purchaser) has committed acts or omissions which constitute fraudulent or negligent conduct, the Purchaser shall be free to satisfy or settle the relevant tax liability on such terms as it may reasonably think fit.

8.5 The Purchaser shall not be obliged to take any action pursuant to this paragraph 8 which involves contesting a tax claim beyond the first appellate body in the jurisdiction concerned unless the Seller has first obtained at its cost a written opinion of tax counsel of at least seven years’ call that an appeal against the tax determination or assessment concerned has a reasonable prospect of success, taking account of all circumstances and after disclosure of all relevant information and documents.

9. DUE DATE OF PAYMENT AND INTEREST

9.1 Subject to paragraph 9.2 the Seller shall pay to the Purchaser any amount payable under this Part of this Schedule in cleared funds on or before the date which is the later of the date ten Business Days after demand is made therefor by the Purchaser and two Business Days before the first date on which the tax in question becomes recoverable by the tax authority demanding the same. Provided that:

(a)	if the date on which the tax can be recovered is deferred following application to the relevant tax authority, the date for payment by the Seller shall be two Business Days before such later date when the amount of tax is finally and conclusively determined (and for this purpose, an amount of tax shall be deemed to be finally determined when, in respect of such amount, an agreement under section 54 of the Taxes Management Act 1970 or any legislative provision corresponding to that section is made, or a decision of a court or tribunal is given or any binding agreement or determination is made, from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit); and

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(b)	if a payment or payments to the relevant tax authority prior to the date otherwise specified by this paragraph would avoid or minimise interest or penalties, the Seller may at its option pay the whole or part of the amount due to the Purchaser on an earlier date or dates, and the Purchaser shall procure that the tax in question (or the appropriate part of it) is promptly paid to the relevant tax authority.

The Seller may, with the Purchaser’s consent, not to be unreasonably withheld or delayed, make a direct payment in respect of the tax liability in question to the relevant tax authority (including through use of certificates of tax deposit or the equivalent) and the Seller’s liability to the Purchaser shall be treated as reduced or eliminated accordingly provided that the Purchaser has received evidence of such direct payment.

9.2 Where a claim under this Part of this Schedule relates to the use or set off of a Purchaser’s relief, the Seller shall pay to the Purchaser the amount due under this Part of this Schedule in respect thereof on the later of the date which is two Business Days before the first date on which tax becomes recoverable by the tax authority demanding the same, being tax which would not have been payable but for such use or set off, and ten Business Days after demand is made therefor by the Purchaser, such demand to be accompanied by a copy of a certificate from the auditors of the Purchaser or the Target Company concerned (obtained or procured to be obtained by and at the expense of the Purchaser) that the Seller has a liability of a stated amount in respect of such claim and that tax has, or will on a specified date, become recoverable as aforesaid, and by reasonably sufficient evidence of such use or set off and of such tax liability.

9.3 Where a claim under this Part of this Schedule relates to the loss, reduction, modification, cancellation, non-existence or non-availability of a Last Accounts Relief, the Seller shall pay to the Purchaser the amount due under this Part of this Schedule in respect thereof on the later of the date which is two Business Days before the first date on which the relevant Target Company is due to pay any tax which, but for the loss, reduction, modification, cancellation, non-existence or non-availability of a Last Accounts Relief, it would not have been liable to pay and five Business Days after demand is made therefor by the Purchaser.

9.4 Where a claim is made under paragraph 1.1(c) of this Part of this Schedule, the Seller shall pay to the Purchaser the amount due under this Part of this Schedule, five Business Days before the relevant Target Company becomes liable to make the payment or repayment.

9.5 Any sum not paid by the Seller on the due date for payment specified in paragraphs 9.1 to 9.4 shall bear interest (which shall accrue from day to day after as well as before any judgment for the same) at the rate of Default Interest from the due date to and including the day of actual payment of such sum, compounded six monthly, provided that such interest shall not accrue to the extent that the Seller’s liability under paragraph 1 or paragraph 4 extends to interest or penalties arising after the due date. Any interest due under this paragraph shall be paid on the demand of the Purchaser on or following the date of payment of such sum.

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10. RECOVERY FROM THIRD PARTIES/TAX SAVINGS

10.1 If any payment is made by the Seller under this Schedule in respect of a tax liability or other matter and the Purchaser or any Target Company (or any person connected with any of them) either receives, or is entitled or may be entitled either immediately or at some future date to recover or obtain, from any person (other than the Purchaser, any Target Company or any such connected person) a payment or relief which would not have arisen but for the tax liability or other matter in question or the circumstances giving rise thereto (including without limitation in circumstances where a tax liability arises because a deduction or other relief assumed to be available in preparing the Last Accounts is in fact available only in a subsequent period or periods), then:

(a)	the Purchaser shall notify the Seller of that fact as soon as possible and if so required by the Seller shall take (or shall procure that the Target Company or other person concerned shall take) such action as the Seller may reasonably request to enforce such recovery or to obtain such payment or relief (keeping the Seller fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation) provided the Seller has first agreed to indemnify the Purchaser against all reasonable costs which the Purchaser incurs in connection with the taking of such action (including, for the avoidance of doubt, any costs and expenses charged to the Purchaser by a Target Company); and

(b)	if the Purchaser, the Target Company or other person concerned receives or obtains such a payment or relief, the Purchaser shall pay to the Seller the lesser of the amount received (less any reasonable costs of recovering or obtaining such payment or relief and any tax actually suffered thereon)and the amount paid by the Seller under this Schedule.

10.2 Any payment required to be made by the Purchaser pursuant to paragraph 10.1 shall be made:

(a)	in a case where the Purchaser, the Target Company or other person concerned receives a payment, within five Business Days of the receipt thereof; and

(b)	in a case where the Purchaser, the Target Company or other person concerned obtains a relief, on or before the date on which tax would have become recoverable by the appropriate tax authority but for the use of such relief.

10.3 The Purchaser shall procure that any such relief as is referred to in paragraph 10.2(b) is used in priority to any other relief, and in the absence of evidence to the contrary it shall be deemed to be so used. The Seller shall be entitled to require that the Target Company’s or other person’s auditors shall certify the amount and date of use of such relief for the purposes of this paragraph 10.

10.4 Any sum not paid by the Purchaser on the due date of payment specified in paragraph 10.2 shall bear interest (which shall accrue from day to day after as well as before any judgment for the same) at the rate of Default Interest from the due date to and including the day of actual payment of such sum compounded six monthly. Such interest shall be paid on the demand of the Seller.

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11. MANAGEMENT OF PRE-CLOSING TAX AFFAIRS

11.1 Interpretation. In this paragraph 11 and in paragraph 12:

accounting period means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of tax, are measured or determined;

pre-Closing tax affairs means the tax affairs of the Target Companies for which the Seller is responsible under this paragraph 11;

tax documents means the tax returns, claims and other documents which the Seller is required to prepare on behalf of the Target Companies under paragraph 11.2(a) and 11.2(b);

tax return means any return required to be made to any tax authority of income, profits or gains or of any other amounts or information relevant for the purposes of tax, including any related accounts, computations and attachments; and

time limit means the latest date on which a tax document can be executed or delivered to a relevant tax authority either without incurring interest or a penalty, or in order to ensure that such tax document is effective.

Rights and Obligations of the Seller

11.2 Subject to and in accordance with the provisions of this paragraph the Seller or its duly authorised agents shall, in respect of all accounting periods ending on or before Closing, and at its own cost:

(a)	prepare and submit the tax returns of each of the Target Companies;

(b)	(subject to paragraph 13) prepare and submit on behalf of each of the Target Companies all claims, elections, surrenders, disclaimers, notices and consents for the purposes of tax; and

(c)	(subject to paragraph 8) deal with all matters relating to tax which concern or affect the Target Companies , including the conduct of all negotiations and correspondence and the reaching of all agreements relating thereto or to any tax documents, but excluding payment of tax.

11.3 The Seller or its duly authorised agents shall deliver all tax documents which are required to be signed by or on behalf of any Target Company to the Purchaser for authorisation and signing. If a time limit applies in relation to any tax document, the Seller shall ensure that the Purchaser receives the tax document no later than 10 Business Days before the expiry of the time limit.

11.4 The Seller shall procure that:

(a)	the Purchaser receives copies of all written correspondence with any tax authority insofar as it is relevant to the pre-Closing tax affairs;

(b)	the Purchaser is afforded the opportunity to comment within a reasonable period of time on any tax document prior to its submission to the relevant tax authority and such comments are taken into account so far as is reasonable to do so; and

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(c)	no tax document is submitted to any tax authority which is not, so far as the Seller is aware, true and accurate in all respects, and not misleading.

Obligations of the Purchaser

11.5 The Purchaser shall procure that:

(a)	the Seller and its duly authorised agents are afforded such access (including the taking of copies) to the books, accounts and records of the Target Companies and such other assistance as it or they reasonably require to enable the Seller to discharge its obligations under paragraph 11.2 and to enable the Seller and any member of the Retained Group to comply with its own tax obligations or facilitate the management or settlement of its own tax affairs;

(b)	the Seller is promptly sent a copy of any communication from any tax authority insofar as it relates to the pre-Closing tax affairs;

(c)	(except where requested in writing by the Seller) no voluntary action is taken by any Target Company or by any other member of the Purchaser’s Group after Closing (whether by disclaiming any relief, withdrawing or revoking any claim or consent or otherwise) insofar as it relates to the pre-Closing tax affairs which would or could reasonably be expected either to prejudice or reduce the availability of any relief or other amount which is, or may be the subject, of any Surrender in favour of any member of the Retained Group, or otherwise to adversely affect the tax position of any member of the Retained Group; and

(d)	there is given to such person or persons as may for the time being be nominated by the Seller authority to conduct pre-Closing tax affairs, and that such authority is confirmed to any relevant tax authority.

11.6 The Purchaser shall (subject to paragraph 11.7 below) be obliged to procure that each of the Target Companies shall cause any tax document delivered to it under paragraph 11.3 to be authorised and signed without delay and without amendment, and returned to the Seller for submission to the appropriate tax authority without delay (and in any event within any relevant time limit).

11.7 Rights of the Purchaser. The Purchaser shall be under no obligation to procure the authorisation or signing of any tax document delivered to it under paragraph 11.3 which it considers in its reasonable opinion to be false or misleading in a material respect, but for the avoidance of doubt shall be under no obligation to make any enquiry as to the completeness or accuracy thereof and shall be entitled to rely entirely on the Seller and its agents.

Group arrangements

11.8 The Purchaser shall or shall procure that each Target Company which is a member of a Seller VAT group (of which British Nuclear Fuels PLC and British Nuclear Group Sellafield Limited, respectively, are the representative members) contributes to the relevant representative member such proportion of any value added tax for which the relevant representative member is accountable as is properly attributable to supplies, acquisitions and importations (supplies) made by each such Target Company whilst a member of that VAT group (less such amount of deductible input tax as is properly attributable to such supplies), such contribution to be made in cleared funds on the day which is the later of two Business Days after demand is made therefor, and two Business Days before the day on which the relevant representative member is required to account for such value added tax to HM

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Revenue & Customs. The Seller shall pay, or shall procure that there is paid, to the Company (on behalf of itself and each other relevant Target Company) an amount equivalent to such proportion of any repayment of value added tax received by the relevant representative member from HM Revenue & Customs or of any credit obtained by reference to an excess of deductible input tax over output tax that is properly attributable to supplies made to and by the Target Companies whilst members of a Seller VAT group, promptly after its receipt by, or offset against a liability of, the relevant representative member. The Purchaser shall provide such information as may be reasonably required to enable the relevant representative member to make the returns and provide the information required to be provided for VAT purposes.

12. CONDUCT OF OTHER TAX AFFAIRS

12.1 Subject to paragraph 8 and to the following sub-paragraphs, the Purchaser or its duly authorised agents shall have sole conduct of all tax affairs of each of the Target Companies which are not pre-Closing tax affairs and shall be entitled to deal with such tax affairs in any way in which it, in its absolute discretion, considers fit.

12.2 In respect of any accounting period commencing prior to Closing and ending after Closing (the Straddle Period) the Purchaser shall procure that the tax returns of each Target Company shall be prepared on a basis which is consistent with the manner in which those tax returns were prepared for all accounting periods ending prior to Closing.

12.3 The Purchaser shall procure that the Target Companies provide to the Seller all tax returns relating to the Straddle Period no later than 10 Business Days before the date on which such tax returns are required to be filed with the appropriate tax authority without incurring interest or penalties. The Purchaser shall further procure that the Target Companies shall take the Seller’s reasonable comments into account before such tax returns are submitted to the appropriate tax authority.

12.4 The Seller shall provide such assistance as the Purchaser shall reasonably request in preparing all tax returns relating to the Straddle Period.

12.5 Notwithstanding the provisions of paragraphs 12.1, 12.2 and 12.3 above the Purchaser shall not, and shall procure that none of the Target Companies shall, without the written consent of the Seller, take any voluntary action under the provisions of any enactment or regulation relating to tax if such action would adversely affect the liability of the Seller under this Schedule.

13. SURRENDERS TO TARGET COMPANIES

13.1 Subject to the following provisions of this paragraph 13, and without prejudice to the generality of paragraph 11, the Purchaser shall procure that the Target Companies shall, in respect of any time or period falling on or prior to the Closing Date (which for the purposes of this paragraph 13 shall include for the avoidance of doubt any overlapping period pursuant to section 403A of the Taxes Act), make, give or enter into such claims, elections, surrenders, notices or consents (whether unconditional or conditional, whether or not forming part of any other return or tax document, whether provisional or final, and including amendments to or withdrawals of earlier claims, elections, surrenders, notices or consents, whether or not made before or after Closing) as the Seller shall reasonably direct in connection with any Surrender by any member of the Retained Group to any of the Target Companies. No payment shall be made in respect of any such Surrender by any member of the Retained Group to any of the Target Companies.

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14. TRANSFER PRICING

14.1 In this paragraph 14:

balancing payment means a payment made by a person to whom a compensating adjustment is available to a person who has suffered the transfer pricing adjustment to which the compensating adjustment relates;

compensating adjustment means any relief available to a person as a consequence of a transfer pricing adjustment made in respect of another person;

transfer pricing adjustment means the computation of profits or losses for tax purposes in relation to any transaction or series of transactions on a basis which substitutes arm’s length terms for the actual terms agreed.

14.2 If and to the extent that the Seller becomes liable to make a payment under paragraph 1 in respect of a tax liability which arises as a result of a transfer pricing adjustment:

(a)	paragraph 10 shall apply (for the avoidance of doubt) in relation to any compensating adjustment that may be available to any Target Company and the Seller shall be entitled to set off amounts due under paragraphs 9 and 10 in relation to such matters, rather than being required first to make a payment in respect of the tax liability in question, to the extent that a payment is obtained or tax is saved in respect of the same period as the period in respect of which the transfer pricing adjustment applies;

(b)	if and to the extent that any member of the Retained Group is or may be entitled to claim a compensating adjustment, the Seller may procure that such Retained Group member makes a balancing payment to the Target Company in question, and such payment shall (to the extent of the amount paid) be deemed to satisfy the liability of the Seller under paragraphs 1 and 9.

14.3 The Purchaser and Seller agree that:

(a)	in respect of any transfer pricing adjustment applying to any Target Company which could result in a compensating adjustment being available to any member of the Retained Group; and

(b)	in respect of any transfer pricing adjustment applying to any member of the Retained Group which could result in a compensating adjustment being available to any Target Company;

they each shall take, and shall procure that there are taken, such steps (including claims, elections, consents, the provision of information or otherwise) as the other party may reasonably request to claim the benefit of the compensating adjustment, and shall keep the other party fully informed of the progress of such steps (including providing it with copies of all relevant correspondence and documentation).

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14.4 If and to the extent that a member of the Retained Group has or may have an increased liability to tax as a result of a transfer pricing adjustment in respect of which any Target Company is able to claim a corresponding adjustment, then:

(a)	the Purchaser shall, if the Seller so requests, procure that the Target Company in question claims the corresponding adjustment; and

(b)	if the Target Company (or any person connected with it) receives or obtains a payment or relief which comprises or would not have arisen but for such corresponding adjustment, the Purchaser shall pay to the Seller the amount received or the amount that the person concerned will save by virtue of the payment or relief (less any reasonable costs of recovering or obtaining such payment or relief and any tax actually suffered thereon), except where any amount so saved would otherwise have given rise to a claim under this Schedule (in which event no such claim shall be made).

14.5 Paragraphs 10.2, 10.3 and 10.4 shall apply in relation to paragraph 14.4 as they apply in relation to paragraph 10.1.

14.6 Paragraph 14.4 shall not apply to the extent that the Target Company in question makes a balancing payment to the member of the Retained Group in question in the amount (including any interest) that would otherwise be due to the Seller under paragraph 14.4.

Part C : Withholdings, Gross Up, Reliefs and VAT

1. RELIEFS AND BENEFITS

In determining the amount payable in respect of any Purchaser Obligation or Seller Obligation (other than the Tax Covenant and Tax Warranties, in respect of which paragraph 10 of Part B of this Schedule applies) account shall be taken of any relief or other benefit available to the payee of that amount or another member of its Group in respect of the matter giving rise to the payment.

2. VAT

Any sum payable by the Purchaser to the Seller under this Agreement is exclusive of any applicable VAT.

3. WITHOLDINGS AND TAX ON PAYMENTS

3.1 All sums payable under this Agreement or for breach of any of the Warranties shall be paid free and clear of all deductions or withholdings whatsoever, save only as provided in this Agreement or as required by law.

3.2 If any deduction or withholding is required by law from any payment under paragraph 1 or 7 of Part B of this Schedule then, except in relation to interest, the payer shall pay the payee such additional amount as will, after such deduction or withholding has been made, leave the payee with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

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3.3 If any sum paid under paragraph 1 or 7 of Part B of this Schedule is required by law to be brought into charge to tax then, except in relation to interest, the payer shall pay such additional amount as shall be required to ensure that the total amount paid, less the tax chargeable on such amount, is equal to the amount that would otherwise be payable.

3.4 To the extent that any deduction, withholding or tax in respect of which an additional amount has been paid under paragraphs 3.2 or 3.3 above results in the payee obtaining a relief (all reasonable endeavours having been used to obtain such relief), the payee shall pay to the payer, within ten Business Days of obtaining the benefit of the relief, an amount equal to the lesser of the value of the relief obtained and the additional sum paid under paragraphs 3.2 or 3.3.

3.5 Paragraphs 3.2 or 3.3 above shall not apply to the extent that the deduction, withholding or tax would not have arisen but for:

(a)	the payee not being tax resident in the UK, or having some connection with a territory outside the UK; or

(b)	a change in law after Closing; or

(c)	an assignment by the payee of any of its rights under this Schedule.

Part D : General

1. INTERPRETATION

1.1 In this Schedule the following definitions shall have the following meanings:

actual tax liability means a liability of any Target Company to make or suffer an actual payment of tax;

deemed tax liability means the use or set off of any Purchaser’s relief in circumstances where, but for such use or set off:

(a)	any Target Company would have had an actual tax liability in respect of which the Purchaser would have been able to make a claim against the Seller under Part B of this Schedule (the amount of the tax liability for these purposes being deemed to be equal to the amount of the actual liability to tax that is saved by the use or set off of the Purchaser’s relief); provided that for the purposes of Part B of this Schedule it shall be assumed that reliefs other than any Purchaser’s relief are, to the extent allowed by law, used in priority to any Purchaser’s relief, and if it cannot be determined whether a Purchaser’s relief or another relief is so used, it shall be assumed that another relief is used in priority to any Purchaser’s relief;

(b)	the loss, reduction, modification, cancellation, non-existence or non-availability of a relief which was included in the Last Accounts as an asset or was taken into account in computing a provision for deferred tax in the Last Accounts or has resulted in no provision for deferred tax being made in the Last Accounts in consequence of an Event occurring on or before Completion (a Last Accounts Relief);

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event means any act, transaction or omission;

Overprovision means, applying the accounting policies, principles and practices adopted in relation to the preparation of the Last Accounts (and ignoring the effect of any change in law made or action taken by the Purchaser or any Target Company after Closing, or any relief arising after Closing), the amount by which any contingency or provision in the Last Accounts relating to tax is overstated;

Purchaser’s Group means the Purchaser and any other company or companies which either are or become after Closing, or have within the six years ending at Closing been, treated as members of the same group as, or otherwise connected or associated in any way with, the Purchaser for any tax purpose;

Purchaser’s relief means:

(a)	any relief arising to any Target Company to the extent that it either arises in respect of an event occurring or period after Closing, or was included in the Last Accounts as an asset; or

(b)	any relief arising to any member of the Purchaser’s Group (other than any Target Company);

relief includes, unless the context otherwise requires, any allowance, credit, deduction, exemption, repayment or set-off in respect of any tax or relevant to the computation of any income, profits or gains for the purposes of any tax, or any right to or actual repayment of or saving of tax, and any reference to the use or set off of relief shall be construed accordingly;

Retained Group means the Seller and any other company or companies (other than any Target Company) which either are or become after Closing, or have within the six years ending at Closing been, treated as members of the same group as, or otherwise connected or associated in any way with, the Seller for any tax purpose;

Surrender means:

(a)	the notional transfer of any asset or reallocation of a gain or loss in accordance with section 171A or section 179A of the TCGA; and/or

(b)	any reallocation of a chargeable realisation gain in accordance with paragraph 66 of Schedule 29 to the Finance Act 2002;

tax or taxation means corporation tax, advance corporation tax, income tax, capital gains tax, inheritance tax, value added tax, national insurance contributions, capital duty, stamp duty, stamp duty reserve tax, stamp duty land tax, duties of customs and excise, all taxes, duties or charges replaced by or replacing any of them, and all other taxes on gross or net income, profits or gains, distributions, receipts, sales, franchise, value added and all levies, imposts, duties, charges or withholdings in the nature of taxation, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them (save insofar as attributable to the delay or default after Closing of any Target Company or the Purchaser);

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tax authority means any taxing or other authority (whether within or outside the United Kingdom) competent to impose any tax liability, or assess or collect any tax;

tax claim means:

(a)	the issue of any notice, demand, assessment, letter or other document by or on behalf of any tax authority or the taking of any other action by or on behalf of any tax authority (including the imposition, or any document referring to the possible imposition, of any withholding of or on account of tax); or

(b)	the preparation or submission of any notice, return, assessment, letter or other document by the Purchaser, any Target Company, or any other person,

from which it appears that a tax liability may be incurred by or may be imposed on any Target Company, being a tax liability which could give rise to a liability for the Seller under Part A or Part B of this Schedule (whether alone or in conjunction with other Claims);

tax liability means an actual tax liability or a deemed tax liability;

Taxes Act means the Income and Corporation Taxes Act 1988;

TCGA means the Taxation of Chargeable Gains Act 1992; and

VAT means value added tax and any similar sales or turnover tax.

2. INTERPRETATION

2.1 General. In this Schedule:

(a)	persons shall be treated as connected if they are connected within the meaning of section 839 of the Taxes Act;

(b)	the headings in this Schedule shall not affect its interpretation; and

(c)	references to claims, liabilities or payments under this Schedule shall include, for the avoidance of doubt, claims, liabilities and payments in respect of a breach of any of the Tax Warranties.

Part B: paragraph references. References in Part B of this Schedule to paragraphs are, unless otherwise stated, references to paragraphs in Part B

3. MISCELLANEOUS

3.1 If the Shares are sold or transferred after Closing to any other member of the Purchaser’s Group, the benefit of each of the obligations undertaken by the Seller under this Schedule may be assigned to the purchaser or transferee of the Shares who may enforce them as if it had been named in this Schedule as the Purchaser but only for so long as such purchaser or transferee remains a member of the Purchaser’s Group.

3.2 The terms of any assignment permitted by paragraph 3.1 above shall stipulate that the assignee shall agree to be bound by the terms of this Schedule as if it were the Purchaser

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under this Schedule and that, upon ceasing to be a member of the Purchaser’s Group, the assignee shall forthwith reassign to the Purchaser or another member of the Purchaser’s Group the benefit of the provisions of this Schedule assigned to it.

3.3 In the event of an assignment or reassignment under paragraphs 3.1 or 3.2, the liability of the Seller under this Schedule shall not be greater than it would have been had no such assignment or reassignment been made.

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SCHEDULE 7

DEFINITIONS AND INTERPRETATION

1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:

Affiliate means:

(a) in relation to the Seller, any subsidiary of the Seller from time to time; and

(b) in relation to the Purchaser, any subsidiary or parent company or other parent entity of the Purchaser from time to time;

Agreed Form means, in relation to a document, the form of that document which has been initialled on the date of this Agreement for the purpose of identification by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);

Allowable Cost has the meaning given to it in the M&O Contracts;

Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales on which banks are open in London for general commercial business;

Claim means any claim under or for breach of this Agreement (other than the No Leakage Undertakings) or any claim under the Tax Covenant;

Closing means completion of the sale and purchase of the Shares in accordance with the provisions of this Agreement;

Closing Date has the meaning given in clause 5.1;

Company means Reactor Sites Management Company Limited;

Companies Act means the Companies Act 1985 (as amended);

Condition has the meaning given in clause 3.1;

Confidential Information has the meaning given in clause 16.1;

Confidentiality Agreement means the confidentiality and tender process agreement dated 19 February 2007 entered into between the Seller and the Purchaser;

Costs means losses, damages, costs (including reasonable legal costs) and expenses (including taxation), in each case of any nature whatsoever;

CPS means the Combined Pension Scheme, an unfunded Government-backed pension scheme with eligibility restricted to members of the public sector, out of which Company members will be required to transfer on Closing;

Current Generating Sites Parent Company Agreement means the parent company agreement in respect of Magnox Electric’s Generating Sites (and named as such) entered into on 1 April 2005 between the NDA, the SLC, ESTL and British Nuclear Group Limited;

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Current M&O Contract means the management and operations contract entered into on 1 April 2005 between the NDA, the SLC and ESTL, in respect of the Northern and the Southern Sites;

Data Room means the data room comprising the documents and other information relating to the Target Companies made available by the Seller as listed on the data room index in the Agreed Form attached to the Disclosure Letter;

Default Interest means interest at LIBOR plus 4 per cent.;

Disclosure Letter means the letter from the Seller to the Purchaser executed and delivered immediately before the signing of this Agreement;

Employees means the employees of the Target Companies immediately prior to Closing;

Encumbrance means a mortgage, charge, pledge, lien, assignment, option, restriction, equity, right to acquire or subscribe, right of pre-emption or conversion, third party right or interest, other encumbrance or security interest of any kind or any other type of preferential arrangement (including, without limitation, a title transfer and retention arrangement) having similar effect or any agreement to create any of the foregoing;

Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water or land;

Environmental Consents means any material permit, licence, authorisation, approval or consent required under Environmental Laws for the carrying on the business of the Target Companies or the use of, or any activities or operations carried out at, any site owned or occupied by any Target Company;

Environmental Laws means all international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil and criminal law) which are in force and binding at the date of this Agreement, to the extent that they relate to Environmental Matters;

Environmental Matters means all matters relating to the pollution or protection of the Environment;

Environmental Warranties means the warranties set out in Part C of Schedule 1;

ESPS means the Electricity Supply Pension Scheme, a registered pension scheme under the Finance Act 2004 established by resolution of the Electricity Council passed on 20 January 1983 and subsequently amended from time to time;

ESTL means Energy Sales and Trading Limited;

Exchange Rate means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid point) for that currency into sterling on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by Barclays Bank plc as at the close of business in London on such date;

Exhibits means exhibits 1 to 3 to this Agreement, and Exhibit shall be construed accordingly;

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Financial Debt means borrowings and indebtedness in the nature of borrowing (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any other similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation;

GAD means the United Kingdom Government Actuary’s Department;

Governmental Entity means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi governmental authority, including the European Union;

GPS means the BNFL Group Pension Scheme, a registered pension scheme under the Finance Act 2004 established by a trust deed dated 1 April 1997 and by rules scheduled to it, as amended from time to time. The GPS was sectionalised into financially independent sections on 31 March 2007, each with their own participating employer(s) one of which is for the Company;

group relief has the meaning given in the Tax Covenant;

Intellectual Property means all patents, inventions, trade marks, service marks, logos, trade names, domain names, database rights, rights in know-how, confidential information, trade secrets, copyright, design rights, moral rights and any other intellectual property or proprietary right (including rights in computer software) whether registered or unregistered and including applications for the same and all forms of protection having equivalent or similar effect anywhere in the world, including the right to sue for past infringements;

Intellectual Property Rights means all Intellectual Property owned by the Target Companies;

IT Systems means the information and communications technologies used by the Target Companies;

Key Managers means those Employees whose names are set out in Exhibit 2;

Last Accounts means:

(a) in relation to each Target Company (other than the Company), the audited accounts of that entity in respect of its financial year ended on the Last Accounts Date; and

(b) in relation to the Company, the accounts (prepared and audited in statutory format but not filed at Companies House) of that entity in respect of the period from 21 November 2006 until the Last Accounts Date, as set out in the Data Room;

Last Accounts Date means 31 March 2007;

Leakage means in the period commencing on and from the Last Accounts Date and up to and including Closing:

(a)	any dividend or distribution declared, paid or made (whether actual or deemed) by any Target Company other than to another Target Company;

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(b)	any payments made (or future benefits granted) to (or assets transferred or surrendered to, or liabilities assumed, indemnified, or incurred for the benefit of) the Seller or any of its Affiliates or Connected Persons or for the direct or indirect benefit of any of them by any Target Company (including, for the avoidance of doubt, any professional advisers’ costs relating to this Agreement or the transactions reflected in this Agreement made or agreed to be made by any Target Company);

(c)	any payments made or agreed to be made by any Target Company to the Seller in respect of any share capital, loan capital or other securities of any Target Company being issued, redeemed, purchased or repaid, or any other return of capital;

(d)	the waiver by any Target Company of any amount owed to that Target Company by the Seller or any of its Affiliates or Connected Persons;

(e)	economic benefits of any kind (including, without limitation, the discharge or waiver of any liability) conferred on the Seller by any Target Company (except on arm’s length terms);

(f)	the binding agreement by any Target Company to do any of the matters set out in (a) to (e) above; and

(g)	any tax becoming payable by any Target Company as a consequence of any of the matters referred to in (a) to (f) above.

LIBOR means the display rate per annum of the offered quotation for deposits in sterling for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as the parties may agree) at 11.00a.m. London time on the date on which payment of the sum under this Agreement was due but not paid;

Magnox Electric Group means a group within the ESPS, which was sectionalised on 31 March 2007 into financially independent sections, each with their own participating employer(s), one of which is for the Company;

Management Incentive Employer’s National Insurance Contributions means an amount equal to the employer’s national insurance contributions payable by the Company in respect of the payments to employees referred to in clause 21.2;

Management Incentive Payment Amount means £5,318,915;

Material Adverse Change means any event, circumstance, occurrence, or state of affairs or any combination thereof which is, or is reasonably likely to be, materially adverse to the financial or trading position of each Target Company in any jurisdiction in which such Target Company operates excluding, in any such case, any event, circumstance, occurrence, or state of affairs resulting from:

(a)	changes that are generally applicable to the industries in which the business of the Target Companies operates or to the economy of a relevant jurisdiction generally;

(b)	matters to the extent fairly disclosed in the Disclosure Letter;

(c)	the Proposed Transaction;

(d)	the effects of any action or steps taken pursuant to and in accordance with this Agreement or the Transaction Documents;

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(e)	any action undertaken or omission undertaken which has been approved in writing or requested in writing by the Purchaser; and

(f)	changes in laws, regulations or accounting practices;

M&O Contracts means:

(i)	the amended, restated and consolidated management and operations contract, to be entered into between Magnox Electric Limited and the NDA in respect of the Northern Sites, a draft of which has been included in the Data Room; and

(ii)	the amended, restated and consolidated management and operations contract to be entered into between Magnox Electric Limited and the NDA in respect of Southern Sites, a draft of which has been included in the Data Room;

No Leakage Undertakings means the undertakings from the Seller set out in clause 10 of this Agreement;

Northern Sites means Wylfa, Oldbury, Chapelcross, Hunterston A and Trawsfynydd;

NDA means the Nuclear Decommissioning Authority;

Non-Tax Claim means a Claim other than a Tax Claim;

OCMA means the Overarching Costs Management Agreement dated 1 April 2005 and entered into between the NDA, the Secretary of State and certain companies within the Seller Group;

Oldbury Fire means the fire that occurred on 30 May 2007 at the conventional (non-nuclear) plant linked to a generator transformer at Oldbury Power Station;

parent company means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, or which is a member of another company and controls a majority of the voting rights in it under an agreement with other members, in each case whether directly or indirectly through one or more companies;

Parent Company Agreements means:

(i)	the amended, restated and consolidated parent company agreement to be entered into between the NDA, Magnox Electric Limited and Reactor Sites Management Company Limited relating to the Northern Sites, a draft of which has been provided in the Data Room; and

(ii)	the amended, restated and consolidated parent company agreement to be entered into between the NDA, Magnox Electric Limited and Reactor Sites Management Company Limited relating to the Southern Sites, a draft of which has been provided in the Data Room;

Pensions Regulator means the pensions regulatory body as established under the Pensions Act 2004;

Personal Pension Plan means a personal pension plan registered under chapter 2 of Part 4 of the Finance Act 2004;

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Price has the meaning given in clause 2.1;

Protected Persons has the meaning given to it in The Electricity (Protected Persons) (England and Wales) Pension Regulations 1990 (Statutory instrument 1990 No 346);

Proposed Transaction means the transaction contemplated by the Transaction Documents;

Purchaser Group means the Purchaser and its Affiliates from time to time;

Purchaser Obligation means any representation, warranty or undertaking to indemnify (including any covenant to pay pursuant to the Tax Covenant) given by the Purchaser to the Seller under this Agreement;

Purchaser’s Bank Account means the Purchaser’s bank account at NatWest Bank plc, Whitehaven Branch, 71 Lowther Street, Whitehaven, Cumbria, CA28 7AG; account name EnergySolutions EU Ltd; account number 60552042; sort code 01-09-54 (and/or such other account(s) as the Seller and Purchaser may agree in writing);

Relevant Pensions Law means the Personal and Occupational Pension Schemes (Protected Rights) Regulations1996 (as amended from time to time), the Energy Act 2004 and any regulations made under it (as amended from time to time), the Cabinet Office Fair Deal Policy on pensions (as amended from time to time) and all other applicable pension laws;

relief has the meaning given in the Tax Covenant;

Representatives has the meaning given in clause 16.1;

Restructuring means the proposed nuclear transfer scheme by which Magnox Electric Limited is to be restructured including, for the avoidance of doubt:

(i)	the transfer by the Company to the NDA of the share capital of Magnox South Limited for £1;

(ii)	the transfer by way of a nuclear transfer scheme by Magnox Electric Limited to Magnox South Limited of any assets and other rights following the transfer described in the preceding paragraph; and

(iii)	the transfer by the NDA to the Company of the share capital of Magnox South Limited for £1 following the transfer described in the preceding paragraph;

Retirement Benefits means any pension, lump sum, gratuity or other like benefit given or to be given on retirement or death;

Seller Employee Benefit Plan means the CPS, GPS and Magnox Group;

Seller Group means the Seller and its Affiliates from time to time but excludes the Target Companies;

Seller Obligation means any representation, warranty or undertaking to indemnify (including any covenant to pay pursuant to the Tax Covenant) given by the Seller to the Purchaser under this Agreement;

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Seller’s Bank Account means the Seller’s bank account at NatWest Bank plc, Manchester City Centre Branch, 11 Spring Gardens, Manchester M60 2DB; account name: British Nuclear Fuels plc; account number: 00316113; sort code: 01-10-01 (and/or such other account(s) as the Seller and Purchaser may agree in writing);

Seller’s Solicitors means Freshfields Bruckhaus Deringer of 65 Fleet Street, London EC4Y 1HS;

Senior Employees’ Bonus means the bonus for 2006/07 which is payable to certain senior Employees and which is recoverable from the NDA under the M&O Contracts;

Shares means the shares comprising the entire issued share capital of the Company;

SLC means the site licence company, which is Magnox Electric Limited;

Southern Sites means Berkeley, Bradwell, Dungeness A, Hinkley Point A and Sizewell A;

Subsidiaries means the companies details of which are set out in Part B of Exhibit 1 and Subsidiary means any one of them;

subsidiary and subsidiaries means any company in relation to which another company is its parent company;

Surviving Provisions means clauses 15 (Announcements), 16 (Confidentiality), 18 (Assignment), 21 (Costs), 25 (Notices), 26 (Conflict with other Agreements), 27 (Whole Agreement), 28 (Waivers, Rights and Remedies), 30 (Variations), 31 (Invalidity), 32 (Third Party Enforcement Rights), 33 (Governing Law and Jurisdiction) and this 0 (Definitions and Interpretation);

Target Companies means the Company and the Subsidiaries, and Target Company means any of them;

tax and taxation have the meanings given in the Tax Covenant;

tax authority has the meaning given in the Tax Covenant;

Tax Claim means a claim for a breach of any of the Tax Warranties or a claim under the Tax Covenant;

Tax Covenant means the covenant relating to tax set out in Schedule 6;

Tax Warranties means the warranties set out in Part A of Schedule 6;

Transaction Documents means this Agreement and the Disclosure Letter;

Unconditional Date shall have the meaning given in clause 3.4;

Warranties means the warranties given pursuant to clause 6 and set out in Schedule 1 and the Tax Warranties; and

Working Hours means 9.30am to 5.30pm in the relevant location on a Business Day.

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2. Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	references to sterling or pounds sterling or £ are references to the lawful currency from time to time of England;

(e)	for the purposes of applying a reference to a monetary sum expressed in sterling, an amount in a different currency shall be deemed to be an amount in sterling translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 2);

(f)	any statement in this Agreement qualified by the expression so far as the Seller is aware or to the best of the Seller’s knowledge or any similar expression shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of the following persons and in each case in respect only of the Warranties identified below against their respective names and shall carry no requirement to make enquiries of any other person:

Name	Warranties
Mark Morant	All

Tim Joyce	All

Neil Baldwin	All

Kenneth Powers	All

Ian Bowes	Schedule 1, Part A, Warranties 8.1 and 8.2 only

Andrew Donovan	Schedule 1, Part D and Part E only

Michael Davies	Schedule 1, Part E only

Alan Brandwood	Schedule 1, Part A, Warranty 4 and Part C only

David Canfield	Schedule 6, Part A only

Alvin Shuttleworth	Schedule 1, Part A, Warranties 1, 5, 6 and 7 only

Susan Jee	Schedule 6, Part A only

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(g)	the statement in paragraph 16 of Schedule 2 of this Agreement qualified by the expression to the extent that the Purchaser is aware shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of the following persons and shall carry no requirement to make enquiries of any other person:

Name
Steve Creamer

Philip Strawbridge

Richard Tooze

Chip Everest

Paul Larsen

V Christensen

R Hartnett

D S Carlson

Lance Hirt

(h)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser under this Agreement.

4. Schedules and Exhibits. The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.

5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

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SIGNATURE

This Agreement is signed by duly authorised representatives of the parties:

SIGNED	)	SIGNATURE:	/s/ ALVIN J SHUTTLEWORTH
for and on behalf of	)
BRITISH NUCLEAR FUELS	)
PLC	)	NAME:	Alvin J Shuttleworth

SIGNED	)	SIGNATURE:	/s/ LANCE HIRT
for and on behalf of	)
ENERGYSOLUTIONS EU LIMITED	)	NAME:	Lance Hirt

SIGNED	)	SIGNATURE:	/s/ LANCE HIRT
for and on behalf of	)
ENERGYSOLUTIONS LLC	)	NAME:	Lance Hirt

DISCLOSURE SCHEDULES FOR AGREEMENT FOR THE SALE AND PURCHASE AGREEMENT*

EXHIBIT	1	TARGET COMPANY INFORMATION

	Part A	Details of the Company

	Part B	Details of the Subsidiaries

	2	LIST OF KEY MANAGERS

	3	MANAGEMENT INCENTIVE PAYMENTS

SCHEDULE	1	CORPORATE & ORGANISATIONAL INFORMATION

	2	ACCOUNTING & FINANCE

	3	TAXATION

	4	HUMAN RESOURCES

	5	ENVIRONMENTAL, HEALTH, SAFETY & QUALITY MATTERS

	6	INSURANCE

	7	LEGAL MATTERS

	8	SMC CONTRACTS & OTHER NDA RELATED MATERIAL

	9	PARTNERING / ALLIANCE AGREEMENTS / OTHER CONTRACTS

	10	TRANSFER SCHEMES

	11	TRANSACTION DOCUMENTS

	12	Q&A

* The Registrant has omitted certain schedules in accordance with item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the commission upon request.